[redacted]

08001177

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Givaudan

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED

MAR 1 4 2008

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05087 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/11/08

Givaudan

12-31-07
AR/S

ANNUAL & FINANCIAL REPORT 2007

TABLE OF CONTENTS



Letter from The Chairman and the CEO

Dear Shareholder,

The acquisition of Quest International marked a historic milestone in Givaudan's long heritage by changing the company's profile along with the dynamics of the flavours and fragrances industry.

Givaudan is positioned as the clear industry leader in taste and smell with the foundation to further expand this leadership. With the integration progress achieved so far, the strong strategic fit between Givaudan and former Quest International business is reconfirmed. The company significantly increased its presence in both the fragrances and flavours markets as well as across all geographic regions. The acquisition complements the fragrances portfolio with additional capabilities in oral care, personal care and Fine Fragrances. In the Flavour Division, the product portfolio was further strengthened in Savoury, Snacks and Beverages. The customers' portfolio complementarities were also strongly reaffirmed, giving Givaudan further opportunities to grow its presence across all clients.

Givaudan is now equipped with a unique and diversified global creative network, supported by enhanced marketing and consumer understanding tools. The larger size of the company allows servicing our customers with dedicated commercial teams. It significantly increases the amount the company can invest into research and development. This innovation platform can be leveraged on a global basis in the most relevant way so that unmatched and successful products can be developed in partnership with our customers.

The primary focus of the integration was to bring all customer-facing teams together, to maintain the business momentum and to achieve the savings as planned. All of these objectives were successfully met and Givaudan delivered a strong operating performance in an increasingly competitive environment.

In 2007, Givaudan's total sales increased to CHF 4,132 million from CHF 2,909 million in the previous year. This resulted in a growth of 42.2% in local currencies and 42.0% in Swiss francs. These sales include the acquisition of Quest International as of 2 March 2007. On a pro forma basis – which reflects the combined activity of Givaudan and Quest and assumes the acquisition had taken place on 1 January 2006 – and excluding flavour portfolio streamlining, sales increased by 4.0% in local currencies and in Swiss francs. Including the streamlining effect, sales increased 2.8% in local currencies and Swiss francs to CHF 4,366 million. This solid performance reflects the good momentum of the combined business during this first year of integration.

Fragrance sales increased over 2006 which was the division's best historical performance. Sales reached CHF 1,899 million compared to CHF 1,223 million. In pro forma terms, sales reached CHF 2,027 million growing by 3.9% in local currencies and 4.2% in Swiss francs, thanks to the strong performance in Consumer Products, speciality ingredients and developing markets.

The Flavour Division recorded sales of CHF 2,233 million compared to CHF 1,686 million in 2006. In pro forma terms and excluding streamlining, sales growth was 4.2% in local currencies. This shows an improved momentum over the 2.3% sales growth achieved in 2006, driven by a strong performance in the developing markets and Europe. The streamlining of commodity ingredients and the subsequent closure of a production site in New Milford, USA, impacted Flavour sales by CHF 52 million in 2007. Including this effect, pro forma sales rose to CHF 2,339 million, representing a growth of 1.8% in local currencies and 1.5% in Swiss francs.

On a comparable basis, EBITDA – or earnings before interest, taxes, depreciation and amortisation – in pro forma terms increased to CHF 911 million from CHF 838 million, translating into an EBITDA margin improvement from 19.7% to 20.9%. This reflects the first positive effects from integration savings, which amounted to CHF 50 million since the acquisition date. In an environment of raw material price increases, profitability of the underlying business could be sustained thanks to an improved product mix, selling price increases, and tight cost control combined with efficiency gains.

Net profit after tax declined to CHF 94 million from CHF 412 million, impacted substantially by CHF 328 million of integration costs and amortisation of acquisition related intangible assets as well as a one-off, non-cash tax adjustment of CHF 28 million. Excluding the above mentioned items the adjusted earnings per share was CHF 63.48. Actual earnings per share declined to CHF 13.26 compared to CHF 58.62 in 2006. As a consequence of the acquisition financing, net debt increased to CHF 2,621 million and the equity to total assets ratio declined to 43% from 59%.

Based on this result, the Board of Directors will recommend to the Annual General Meeting on 26 March 2008 in Geneva to increase in the ordinary dividend to CHF 19.50 from CHF 18.80 in 2007. This is the seventh consecutive rise in dividend payout since Givaudan's spin-off in 2000.

In addition to delivering a good operating performance, Givaudan successfully achieved a fast and seamless integration progress. This translated into CHF 50 million savings, which exceeded the original plan without incurring any significant business disruptions.

By July, a new organisation was in place, allowing our customers to receive the best possible service from the new combined company. In addition, the integration provided a unique opportunity to significantly improve the efficiency of the organisation in order to service our customers and support long-term, sustainable growth.

A large number of commercial offices as well as creation and application sites were combined rapidly. This process was accompanied by an extensive internal and customer focused communication programme.

The task of integrating two different information technology environments has been achieved successfully without any business disruption – despite the complexity involved in moving numerous business applications onto the same network. The IT migration process was supported by extensive training activities around the world.

Givaudan also achieved further progress on its project to harmonise global business processes and data streams by implementing one integrated IT platform based on SAP (Project Outlook.) This project will also facilitate the migration of the former Quest International sites onto a single system. The project has reached a major milestone in June 2007 when it entered the pilot phase, which comprises the testing and implementation of the specific IT solutions in four major countries. All of those are scheduled to be operational in 2008. The global roll out of the system now includes the former Quest International sites and is expected to be completed by 2011.

In line with the company's commitment to "Leading Sensory Innovation" and ensuring the business model's sustainability, the research and development organisation was significantly enhanced with additional resources, capabilities and know how. Givaudan expanded its network of external partnerships and entered a joint venture agreement with ChemCom SA in March to create a new company called TecnoScent. This company will focus on olfactory receptor technology research to better understand the sense of smell and ultimately develop new innovative molecules.

Givaudan's Flavour Division entered a research and licensing agreement with Redpoint Bio Corporation to further enhance its development and discovery capabilities for novel sweetness and savoury enhancers and bitter blocker compounds.

Givaudan continued to expand creation, application and production capabilities with several major investments. A new, state-of-the art North American consumer products creative centre is currently under construction in East Hanover, USA. All Fragrance consumer products activities for the North American market will be concentrated in this location. Construction started in spring 2007 and the opening is scheduled for the second half of 2008. In November, the completion of the significant extension of the Fragrance production site in Mount Olive, USA, was celebrated.

In the same month, the Flavour Division's new logistic centre in Dübendorf, Switzerland, was inaugurated after a two year development and construction phase. These investments will support Givaudan's future growth strategy and absorb increased production volumes.

The company has responsibilities towards its shareholders, customers, employees, suppliers and the environment. In 2007, Givaudan continued to expand the scope of its sustainable business model. During the year, it started to develop the first foundations of a company wide framework for its sustainability efforts. These efforts are to be centred on four pillars: people and culture, products, environment and society. The company has identified several new initiatives which will be implemented over the course of the next months and years to come. The already ongoing initiatives, such as Givaudan's fair trade and ethical sourcing projects, will be continued and included in this new sustainability framework.

The end of 2007 also marked the retirement of one of Givaudan's long standing members of the Executive Committee. Bruce Bachmeier, who was with the company for 13 years and its Global Head of Human Resources for ten years, decided to step down due to personal reasons. Bruce Bachmeier was instrumental in setting up the current human resources organisation, and we thank him for his 13 years of dedication to Givaudan. As of 1 January 2008, he was replaced by Joe Fabbri, Global Head of Flavour Operations and Quest Integration Project Leader.

Over the past year, the company was able to successfully drive the integration process, make substantial progress with SAP (Project Outlook), whilst sustaining a solid business momentum. This would not have been possible without the dedication and commitment of our employees around the world. Everyone has risen to the challenge and very often exceeded expectations. We would like to extend the gratitude and appreciation of the Board of Directors and the Executive Committee to all our fellow employees around the world for these outstanding accomplishments.

We have achieved an important step in 2007 towards expanding Givaudan's leadership. We are confident that Givaudan has the right people, structures and strategies in place to continue to deliver the innovative products our clients expect. Building on our new and expanded capabilities, 2008 should be another successful and defining year for us. We will continue to focus on the successful implementation of the integration, which we consider a key factor and measure of our future success. In addition, the ongoing implementation of our global IT project will be another main focus in the year ahead.

We believe that we are operating in a business environment which is less affected by economic cycles than other areas of the economy. As a result, we are confident of sustaining growth in the future and to reach pre-acquisition profitability levels by 2010, thanks to the integration savings. The developments over the last twelve months have been exceptional and decisive to ensure continued long-term value generation for Givaudan's shareholders.

Dr Jürg Witmer
Chairman

Gilles Andrier
CEO



GIVAUDAN IN BRIEF

As the leading company in the Flavours and Fragrances industry,

Givaudan creates and manufactures unique and innovative taste and smell solutions.

They are developed for global, regional and local food and beverage manufactures as well as household, personal care and fine fragrance companies. Givaudan's tailor made flavour and fragrance compounds are a differentiating key element for its customers' successful consumer products.

Givaudan, headquartered in Vernier, Switzerland holds a 25% market share in an industry which is overall valued at around CHF 17 billion. The company has been listed on the SWX Swiss stock exchange since its initial public offering in June 2000. It is one of Switzerland's 30 biggest listed companies in terms of market capitalisation.

The company has a leading presence in all major markets and operates through a network of more than 40 subsidiaries in the mature and developing markets of Europe, Africa and the Middle East, North America, Latin America as well as Asia Pacific. This global presence as an industry leader is an important contributor to its success. Givaudan has the critical size and the supply chain to serve its customers seamlessly with innovative products in all regions of the world.

Givaudan attracts some of the best talent in the industry, a key factor for delivering the cutting-edge creative and innovative products which end consumers demand. Givaudan's business strategy has been consistent since its spin-off in 2000. It is focused on delivering long-term sustainable growth through innovation, speed of product development and relentless focus on its customers. Each year, the company re-invests around 10% of its sales into its research and development programme.

The company operates a sustainable business model considered a key factor to achieve long-term value generation. This enables the company to proactively address possible business opportunities which emerge from different economic, environmental and social developments.

Givaudan has been a consistent first mover and driver of the industry's ongoing consolidation. The company itself is the result of 25 successful mergers and acquisitions over the last 212 years with its first origins dating back to 1796.

What sets Givaudan apart from other companies in the industry is its focus and passion for building successful partnerships with its customers, helped by a deep understanding of their brands and their consumers. Givaudan is known for its ability to consistently deliver new tastes and scents that generate high levels of consumer acceptance and brand loyalty in diverse product categories.

Givaudan's vision is to be the essential source of sensory innovation for our customers, driven by our mutual passion for excellence.

KEY FIGURES

in millions of Swiss francs, except for per share data	Actual		Pro forma [a]	
	2007	2006	2007	2006
Sales	4,132	2,909	4,366	4,249
Gross profit	1,941	1,436	2,057	2,018
as % of sales	*47.0%*	*49.4%*	*47.1%*	*47.5%*
EBITDA at comparable basis [b, c, d]	874	660	911	838
as % of sales	*21.2%*	*22.7%*	*20.9%*	*19.7%*
EBITDA [b]	680	628	911	792
as % of sales	*16.5%*	*21.6%*	*20.9%*	*18.6%*
Operating profit at comparable basis [c, d]	530	550	521	452
as % of sales	*12.8%*	*18.9%*	*11.9%*	*10.6%*
Operating profit	322	514	521	402
as % of sales	*7.8%*	*17.7%*	*11.9%*	*9.5%*
Income attributable to equity holders of the parent	94	412	236	238
as % of sales	*2.3%*	*14.2%*	*5.4%*	*5.6%*
Earnings per share – basic (CHF)	13.26	58.62	33.29	33.86
Earnings per share – diluted (CHF)	13.20	58.22	33.15	33.63
Operating cash flow	532	449		
as % of sales	*12.9%*	*15.4%*		

a) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 31 December, excluding one-off expenses incurred in connection with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2006. Details to the pro forma adjustments are disclosed in the notes to the pro forma consolidated income statement on page 51 at the end of the Financial Report.

b) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

c) Comparable EBITDA and operating profit for 2006 excludes: restructuring charges, a one time gain on land disposal and the net cost of the butter flavours litigation case settlement.

d) Comparable EBITDA and operating profit for 2007 excludes acquisition related restructuring expenses.

SALES BY DIVISION

Sales Flavours 54%
CHF 2,339 million
+1.5% in Swiss francs
+1.8% in local currencies

Sales Fragrances 46%
CHF 2,027 million
+4.2% in Swiss francs
+3.9% in local currencies

Total Sales
CHF 4,366 million
+2.8% in Swiss francs
+2.8% in local currencies



Flavours 54%
Fragrances 46%

SALES BY MARKET

Mature markets 64%
CHF 2,787 million
+0.4% in local currencies

Developing markets 36%
CHF 1,579 million
+7.3% in local currencies

Total Sales
CHF 4,366 million
+2.8% in local currencies



Developing 36%
Mature 64%

Figures are expressed in pro forma terms



Venezuela: sustainable tonka bean supplies

As part of its Innovative Naturals™ programme, Givaudan is supporting a conservation and social project in the Venezuelan Guyana Shield region to ensure the sustainable sourcing of tonka beans.

Tonka beans are a precious, wild-grown natural raw material used in various luxury fine fragrances due to its suprising and profound warm and sweet note, reminiscent of caramel, almond and tobacco.

The aim of the project is to ensure forest conservation while supporting local livelihoods in the lower Caura basin of Venezuela. The country is one of the two main producers of tonka beans globally. In partnership with Conservation International, a non-profit organisation, agreements are being developed with the Criollo people of the Caura basin. Through these agreements, local communities receive technical and productivity assistance in exchange for their commitment to preserve the forests and the flora and fauna. The project will also help to ensure a sustainable supply of tonka beans for international export.




Year 2007
Year 2006
Pro forma in millions of Swiss francs
as per cent. of sales
2,000
1,500
1,000
500
0
2,027
1,946
Sales
400
300
200
100
0
20.7%
420
18.0%
351
EBITDA
200
150
100
50
0
11.5%
234
8.7%
169
Operating Profit

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

The Fragrance Division recorded sales of CHF 1,899 million, which represents a growth of 54.9% in local currencies and 55.3% in Swiss francs. In pro forma terms, as if the acquisition had taken place on 1 January 2006, sales growth reached 3.9% in local currencies and 4.2% in Swiss francs, amounting to CHF 2,027. This above-market growth was based on an excellent performance of the Consumer Products business unit in all regions and the strong sales growth of speciality ingredients, while Fine Fragrance sales declined slightly against strong comparables in 2006.

On a pro forma basis, EBITDA increased to CHF 420 million from CHF 351 million, resulting in an improved margin of 20.7% compared to 18.0% last year. On a pro forma comparable basis the EBITDA margin improved to 20.7% from 18.6%.

This positive result was due to the increase in sales, the strong operating performance and the early achievement of the integration savings. In addition to improving the profitability, the fast and smooth integration process allowed the Division to sustain the business momentum and to establish an improved platform for future profitable growth.

During the year the Division completed the consolidation of creation, development and commercial activities of Givaudan and former Quest International in all key markets. Additional investments are being made to further improve the operational capacity and efficiency in the main creative centres such as the new, state-of-the art consumer products creation centre in East Hanover, USA, and the expansion of the company's European consumer products creation facilities in Argenteuil, France. The first phase of the

The Criollo people's economic return from their tonka bean business can be enhanced through improvements in the drying process and storage of the beans. In addition, by helping them identify new harvest routes that are less demanding than their current journeys - walks that can take 5-7 days - they are able to increase the amount of beans harvested. It should also smooth year-on-year crop yield variations, helping ensure a qualitative and sustainable supply of beans for export.



expansion of the Mount Olive, USA, production site was been completed. The second phase, planned for completion in mid-2009, will allow the full consolidation of the former Quest International compound production into Givaudan's operations.

Fine Fragrances

Fine Fragrance sales in local currencies came in below a very strong 2006. The continuous focus on sustaining the business momentum in a year of transition allowed a large number of new wins, partly due for launch in 2008. These wins did not fully compensate for the large erosion of existing business in all regions. North American sales were below last year, mainly due to a very significant inventory reduction which had been built in 2006 by a single key client.

European sales performed well, driven by steady sales of classic fragrances as well as several recent introductions with key international customers. The developing fine fragrance markets of Latin America reported strong growth with international key accounts, but experienced mixed results with local customers.

Givaudan Fine Fragrances were honoured again with two prestigious awards at the Annual Fragrance Foundation's FiFi ceremony held in New York earlier in 2007. "Unforgivable" by Sean John won the Men's Luxe Fragrance of the Year award and fragrance classic "Angel" by Thierry Mugler was inducted into the Fragrance Hall of Fame.

Givaudan's creative teams in Paris and New York worked in single locations since October using an expanded ingredient palette and a common creation system and allowing them to leverage the best of Givaudan and former Quest International. This is reflected in a strong pipeline for expected new perfume introductions in 2008. New perfumes created by Givaudan during the year included:

Women's Fragrances

Clarins
- *Eau de Star* by Thierry Mugler

Elizabeth Arden
- *Midnight Fantasy* by Britney Spears
- *Mediterranean*

Estee Lauder
- *Dreaming* by Tommy Hilfiger
- *Unforgivable* by Sean John
- *Voile de Fleur* by Tom Ford
- *Gold Sparkling* by Donna Karan

Euroitalia
- *Funny*, Moschino

Intimate Brands
- *Ooh La La* by Victoria's Secret
- *Pretty* by Victoria's Secret



As one of the biggest buyers of tonka beans in the world, Givaudan is pleased to be associated with Conservation International's work in the 4.5 million hectare region of the Caura basin, where a bio-diverse area of 88,000 hectares has been defined for effective conservation. The project supports local communities in the pursuit of sustainable economic activities and effective forest conservation in exchange for benefits that will improve livelihoods.

L'Oreal
- *Ralph Wild* by Ralph Lauren

LVMH
- *Vivara* by Pucci
- *My Insolence* by Guerlain

P&G
- *Rock'n Rose* by Valentino

Puig
- *Infusion d'Iris* by Prada

Men's Fragrances

Coty
- *Pure Energy* by Adidas

Estee Lauder
- *Unforgivable Multi Platinum* by Sean John

LVMH
- *Fahrenheit 32* by Christian Dior

Liz Claiborne
- *Juicy Couture*

P&G
- *Lacoste Elegance*

YSL
- *Zegna Intenso*

Consumer Products

The Consumer Products business unit substantially outperformed the market with high single-digit growth. This continuous, strong performance underlines Givaudan's leading presence on customer core lists and its strong capabilities to win new briefs. In 2007, all regions delivered a positive performance.

North America recorded a double-digit growth, benefiting from solid growth posted with international as well as regional customers. The results were driven by the favourable impact of new wins, in particular in the air care, fabric care and skin care segments.

Sales in Asia Pacific posted a high single-digit growth across all customer groups. Sales growth in the developing markets continued to be positive, led by strong double-digit growth in China, India and Vietnam. Among the mature markets, Japan reported double-digit growth. Good sales development in the fabric care, skin care and fabric softeners segments contributed to the strong performance in this region.

Europe, Africa and the Middle East region delivered a good performance driven by a double-digit growth in the developing markets of Africa, the Middle East, Central and Eastern Europe. Growth was achieved in all customer categories. The personal care segment showed double-digit growth, followed by the household and air care segment.

Latin American sales were slightly ahead of last year's performance despite the strong comparables.



"We have a responsibility for making sure that the natural resources currently used will not vanish in the future and that they are sustainable. It is in our vital interest to secure resources going forward that will enable us to create unique fragrances in the future," says Gilles Andrier, CEO.

The weakness of sales in Brazil was offset by a strong market development in Argentina and Mexico. Sales with international customers performed well in the region. The personal care segment delivered good growth, followed by the household segment.

On a global basis, all product segments achieved good growth. The strongest performance remained in the household and the air care and personal care segments, both recording double-digit growth, followed by oral care.

The excellent performance in 2007 was made possible due to the fast and seamless integration of the commercial and creative teams. This allowed Givaudan to leverage the combined innovation capabilities to build success with its clients at an early stage of the integration process.

Fragrance Ingredients

Givaudan's strategy to move to higher value-adding fragrance molecules resulted in another year of double-digit growth in speciality ingredients. Continuing on this successful path, our highly innovative portfolio of specialities was enriched by the successful launch of Safraleine in early 2007. Safraleine exhibits a warm, powerful leathery tobacco facet complemented by a natural spicy saffron overtone.

The integration of the Quest International Fragrance Ingredients portfolio was successfully managed during the year. The acquisition added a number of large-volume products to the portfolio, some of which will be discontinued in 2008. Most of the large-volume products are being manufactured in Pedro Escobedo, Mexico. This facility will undergo a major transformation in the coming years to absorb the growing production volume of specialities.

Cost improvement of manufactured ingredients continues to be a high strategic priority to provide Givaudan's perfumers with a cost-competitive palette of ingredients. It also allows us to successfully grow ingredients sales to third parties in an increasingly competitive environment.

Over the coming years, the portfolio will be enriched with newly launched molecules, while, at the same time, low-value commodity ingredients will be discontinued. This streamlining impact on sales is expected to amount to CHF 42 million in 2008.



Flavours to simulate kitchen cooking

The sophistication and complexity of our natural savoury flavour portfolio reflects the dramatic shift in consumer attitudes.

Our portfolio includes beef, chicken, pork, fish and vegetable, along with culinary flavours that impart characteristics such as roasted and grilled.

Consumers have an enhanced appreciation of foods and flavours and seek more innovative, authentic eating experiences. Food processors face intense competition and complex markets in their efforts to fulfill consumer needs.

To meet expectations of our customers and their consumers, we invest heavily in expanding our capability to identify and produce natural flavours from foodstuffs. Our culinary investigation and discovery provide the market insight, consumer knowledge and natural sources needed to bring the global marketplace of natural flavours to our customers and their consumers. Through the CulinaryTrek™ programme, we explore and discover flavours, aromas, and ingredients in restaurants and consumers' kitchens around the world. Recently, we explored "gold standard" chicken preparations, visiting more than 40 restaurants in 12 cities and 10 countries to





Year 2007
Year 2006
Pro forma in millions of Swiss francs
as per cent. of sales
2,400
1,800
1,200
600
0
2,339
2,303
Sales
500
400
300
200
100
0
21.0%
491
19.1%
441
EBITDA
300
250
200
150
100
0
12.3%
287
10.1%
233
Operating Profit

EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

The Flavour Division reported sales of CHF 2,233 million, representing a growth of 33.0% in local currency terms and of 32.4% in Swiss francs. In pro forma terms, as if the acquisition had taken place on 1 January 2006 and excluding the streamlining impact, sales growth was 4.2% in local currencies and 3.9% in Swiss franc.

Including the streamlining effect, pro forma sales growth reached 1.8% in local currencies and 1.5% in Swiss francs, amounting to CHF 2,339. The streamlining of commodity flavour ingredients impacted sales by CHF 52 million, including the impact of the closure of the US-based New Milford site.

All regions recorded good sales growth, demonstrating the Division's focus on building a strong business momentum and expanding its project activity with customers during the integration of Quest International. Sales in Europe showed strong growth, building on the previous year's momentum. This was complemented by a double-digit growth in the developing markets of Asia Pacific and a regained momentum in Japan, with all main segments contributing. The Snack, Beverage and Dairy segments also benefited from new wins and increased new business participation with key accounts. Demand for Health and Wellness products increased throughout the year. Givaudan was able to capitalise on this growing consumer demand with several key wins containing new ingredients specifically targeted for end products marketed with health and wellness attributes.

This positive result was also achieved through a fast and smooth integration process which allowed the Division to sustain business momentum and establish an sample chicken profiles, culinary cues, and recipes. Cross-functional teams embarked on a Chicken CulinaryTrek™ to experience and translate the world's best chicken recipes into signature flavours. Our regional experts gained access to the restaurant chefs and kitchens to observe and understand the culinary processes. At the same time, they dined and experienced the aroma and flavour sensory profiles just as the consumer would experience them. This CulinaryTrek™ programme provides knowledge and inspiration to our flavourists and applications scientists to replicate the taste and flavour preferences of local markets.



improved platform for future profitable growth.

On a pro forma basis, EBITDA increased to CHF 491 million from CHF 441 million, resulting in an improved margin of 21.0% compared to 19.1% last year. On a pro forma, comparable basis, the EBITDA margin improved to 21.0% from 20.7%.

Pro forma operating profit increased to CHF 287 million from CHF 233 million. The operating profit margin improved to 12.3% from 10.1%. This was due to the early achievement of integration savings, the streamlining of commodity ingredients and the strong operating performance of the underlying business.

With the acquisition of Quest International, Givaudan strengthened its position as the clear flavour industry leader. The aggressive integration timetable allowed the Division to establish the new organisation as of July. All Flavour innovation centres were combined in the key markets. This global network allows the development of locally relevant flavours and taste solutions for our customers by leveraging the expanded product and technology portfolio as well as through increased sensory and consumer insights capabilities. New wins in all regions were generated through strong customer focus and the ability to create innovative flavours.

The Flavour Division will continue with its product portfolio streamlining in 2008. Consistent with this strategy, Givaudan announced on 14 February 2008 the divestiture of its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI) for an undisclosed amount. The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

The total streamlining impact on sales for the Division is expected to amount to CHF 72 million in 2008.



Complementing this expertise, our Chef's Council® partners Givaudan's own expert chefs with chefs from some of the finest and most creative restaurants in the world. Together, they prepare innovative, benchmark savoury dishes across a variety of cuisines, to inspire creativity for our flavourists to reproduce the taste and flavour cues of these dishes through authentic base notes and top notes. This artisan approach allows us to mimic cooking traditions and provide authentic eating experiences for consumers.

Asia Pacific

The developing markets of China, India, Indonesia and Thailand continued their double-digit sales performance resulting from increased activity with global and regional accounts. The market in Japan regained momentum through new wins and increased growth in the Confectionary and Beverage segments. Overall, sales achieved a solid, single-digit growth rate.

Growth in this region was well balanced across all major product segments with double-digit growth in Confectionary, Beverage and Foodservice. Significant wins in the Beverage segment fueled this growth with strong sales in cooling and mint flavours. In the growing segment of Foodservice, sales benefited from increased briefing activity and expanded product offerings to key customers. Several new wins from the enhanced Health and Wellness product portfolio contributed to growth in the Savoury segment.

As a result of the Quest International integration, focus has been placed on establishing major Flavour creation and development centres in Shanghai, Tokyo, Singapore and Sydney with increased sensory and consumer insight capabilities. The addition of the former Quest International sites expanded the manufacturing network to better serve all markets in this important growth region.

Europe, Africa, Middle East (EAME)

Sales performance was strong in both developing and mature markets of the EAME region. The developing markets of Eastern Europe, Africa and the Middle East delivered another year of double-digit growth while sales in mature countries grew twice as fast as the underlying market with contributions from all major product segments.

The successful continuation of the positive momentum established in 2006 continued as the result of sustained customer focus and a seamless integration process. Leveraging the newly combined product portfolio and consumer understanding tools along with a successful execution of the accelerated growth strategies contributed to building a high-quality project pipeline that resulted in increased wins.

There was growth in all product segments, particularly in Beverages and Snacks, with strong double-digit growth as a result of new wins. The Savoury and Dairy segments recorded mid single-digit growth.

With the integration of Quest International, the centres of expertise have been further strengthened for all major product segments.



Based on market and consumer insight, we have developed world-class supply chains and technology to deliver the goodness of nature while imparting chef-quality flavours and aromas. With advanced manufacturing and technology capabilities, and unique delivery systems, we provide flavourists the tools to replicate the richness of flavours and aromas from nature and traditional cooking methods.

Our goal is to develop natural ingredients and savoury flavours that enable our customers to create highly pleasurable eating experiences for their consumers.

This will help to further accelerate the commercialisation of innovative technical solutions for customers throughout the region.

In November a new state-of-the-art logistics centre was inaugurated in Dübendorf, Switzerland. It was constructed with the latest environmentally friendly technology, significantly reducing energy consumption and eliminating potential odour emissions. This important investment underlines our commitment to serve customers with the most efficient supply chain.

North America

Sales increased at a low single-digit rate when excluding the effect of the streamlining of commodity products. Sales momentum grew favourably during the course of the year, reflecting new wins and volume growth from the Snack, Beverage and Dairy segments.

The Snack segment recorded high double-digit growth as a result of new wins with major customers, leveraging the newly acquired seasoning portfolio. Sales in the Beverage segment increased at a low single-digit rate while growth in the Dairy segment was driven by new wins in ice cream. This positive effect was partially offset by a decline in consumer consumption of flavoured milk products.

Sales in the Confectionary segment declined due to a weak development of the bakery category. The Foodservice strategic initiative delivered growth due to new wins incorporating the recently introduced QPearl™ technology from former Quest International.

Latin America

Sales showed a single-digit growth for the full year, mainly driven by organic growth with key customers, as well as new wins from local and regional customers. With double-digit performance, the markets of Peru, Venezuela, Argentina and Chile delivered the strongest growth in the region.

The Savoury and Dairy segments achieved double-digit sales increases based on new wins as well as organic growth. With the Quest International acquisition, Givaudan expanded its creation and application capabilities in the development centres of Argentina, Brazil and Mexico.



Keeping the zing in natural citrus flavours

Citrus flavours are the most widely used flavours in beverages around the world.

Many other consumer products, like confectionery and baked goods, also commonly use citrus flavours. The world loves citrus, so it is critical that we can provide natural citrus taste solutions that satisfy the discriminating taste buds of consumers.

Maintaining a supply of high quality natural citrus ingredients ensures that our citrus flavours meet the demands and taste expectations of our customers and their consumers. We have established a reliable supply chain, through mutually beneficial partnerships, from the growing fields to finished consumer products. This helps our customers secure product supply and manage price stability and flavour quality.



Givaudan's research and development organisation and capabilities in both divisions were significantly enhanced and expanded through the integration of Quest International.

In 2007, the company's research teams have made further progress in understanding taste and smell mechanisms in order to deliver successful products to customers. The focus on research and innovation is an integral part of the company's sustainable business model and as a result, the company re-invests each year around 10% of sales into its unique research and development programme.

The newly formed Global Research and Technology organisation within the Fragrance Division, with its focused innovation platforms and strong direct interaction with the business teams, will give Givaudan an unsurpassed expert capability and technology portfolio to deliver industry-leading sensory innovation in fragrances.

In the Flavour research organisation, the added strength of the former Quest International team has helped to broaden and reshape the research discovery portfolio. Resources are now focused on novel ingredient, sensory and flavour delivery technology discovery programmes where leadership is viewed as essential to remain the source of sensory innovation and product differentiation.

Whilst integrating the two research and development groups of Givaudan and former Quest International, the company further strengthened its external partnerships by entering two new exciting collaborations.

In March, Givaudan entered a joint venture agreement with Brussels-based ChemCom SA to create TecnoScent. This company will focus on olfactory receptor technology research to ultimately better understand the sense of smell. Givaudan's Flavour Division entered a research and licensing agreement with Redpoint Bio Corporation to further enhance its development and discovery capabilities for novel sweetness and savoury enhancers and bitter blocker compounds.

Our speciality citrus oil processing plant, the largest in the world, uses world-class handling, fractionation, and process control. Starting with some of the best citrus fruits in the world, we use advanced processing techniques to produce natural citrus oils, isolates and extracts.



Fragrance Division

The discovery and delivery of new fragrance materials and technologies and their intelligent integration into fragrances that delight consumers is the cornerstone of Givaudan's newly formed Global Research and Technology organisation.

A new global approach for the Fragrance business has given Givaudan the opportunity to strengthen its position in a number of key areas of research, as well as in the speed of delivering market-leading sensory innovation.

The company is focusing more of its resources in areas related to chemistry, sensory science and perfume performance. This has significantly enhanced our capabilities in Fragrance Research and Technology to develop innovations internally as well as with external partners. The development of new molecules that will enhance the fragrance experience of consumers and the brands they use, together with being sustainable in an increasingly regulatory environment, is the prime driver in our Research and Technology efforts. In 2007, three exciting patented molecules were added to the captive ingredients on the perfumers' palette:

- Zinarine™:
  - a molecule with natural green and tomato-leaf notes with aspects of mint, fig, hyacinth, petitgrain and metallic notes
  - especially desirable because of its very natural character, most reminiscent of walking into a greenhouse on a warm summer's day; a high-impact ingredient also acting as an excellent "naturaliser" in fragrance accords.
- Paradisamide™:
  - a long-lasting, fresh tropical fruit note with nuances of grapefruit, rhubarb and cassis
  - high-throughput techniques helped in the identification of this stable in-use molecule with, unexpectedly, a tropical fruit odour and other functional benefits.
- Florymoss™:
  - a multi-faceted molecule of floral, green, mossy, natural notes with a touch of fruitiness
  - blends well with floral fruity and spicy accords, and enhances fruity notes as well as oriental compositions.



With these premium citrus ingredients, along with technical and creative expertise, our research scientists and flavourists use nature's cues to create authentic, natural flavours.

The expanded portfolio of captive molecules enables Givaudan to extend its capability in a number of core innovation platforms, delivering a new sensorial experience through improved fragrance performance. This new knowledge is already being made available to our perfumers for incorporation into their fragrance creations.

Fundamental to ensuring that the sensorial experience is maximised is the management of malodours in the air or from the skin. The active management to control, rather than simply mask, these is a core capability and Givaudan is now the clear leader in the market. In-depth studies to better understand the biochemistry of malodour formation are aimed at developing new molecules and technologies that can affect and control malodours.

These efforts include research fields such as molecular biology, microbiology biochemistry and new chemistry. Combinations of complementary patented
technologies and know-how in Neutraq™ and Neutrazone™ odour control systems for air care and other product applications were successfully applied in 2007. Significant patented and proprietary enhancements to this portfolio are under development.

Investigation of the mechanisms of olfaction through receptor research and understanding – and translating these into the development of new molecules – is vital to breakthrough developments in sensory technology. In March, Givaudan announced the formation of TechnoScent, a joint venture in conjunction with ChemCom, a leader in receptor research. Progress is already being achieved in the areas of receptor maps and tailored bioassays to be used in the identification of novel molecular characteristics.

Sensory science is a core platform for developing new tools to help define and investigate consumer fragrance preferences.

Understanding how fragrances affect moods and emotions is fundamental to ensuring our fragrances enhance clients' brands. Consumers' subconscious reactions to a fragrance can drive purchase and loyalty to a brand. Givaudan has pioneered investigations into the effect of fragrance materials and mixtures on brainwave patterns. Working with some of the world's leading research institutes, the company is able to understand the subconscious effects of fragrances that include, for example, a relaxing effect.



We leverage our expertise, technology and citrus knowledge to satisfy the world's needs, no matter the challenge. For example, adverse weather conditions a few years ago significantly reduced the amount of grapefruit designated for fresh use. This caused a short supply of grapefruit oil, a major source for citrus ingredients, and it became very expensive.

This patented approach to fragrance design was extended in 2007 to a number of other mood areas.

Deep investigation into the effects of fragrance materials enables Givaudan to design fragrances that optimise the sensorial experience. In-depth understanding and outstanding physical chemistry expertise enable fragrance performance to be predicted and designed into fragrances.

Making this understanding available for perfumers to use in creative development is a key objective of our Global Research and Technology team. Our Scent Dimensionals™ technology is being enhanced and extended, an approach that is already being utilised by perfumers in Fine Fragrances and Consumer Products.

The delivery and controlled release of fragrances to give an improved consumer perception of product performance can be achieved through encapsulation of fragrance materials and the use of fragrance precursor molecules. Successful commercialisation of our fragrance delivery systems continues to leverage the benefits of our team in Argenteuil, along with the further roll-out of Permascent™, Granuscent and Smartscent.

Givaudan's world-renowned ScentTrek™ programme continues with greater focus on giving more inspiration to our creative teams and is being used in an increasing number of creations. The focus continues to be on the core research project "The Scent of the Vanishing Flora", under which scent samples are captured from botanical institutes and natural habitats. This collection will continue in 2008, making a vital contribution to the understanding of rare plant flora.

Sustainability will be the foundation of research programmes as Givaudan ensures all developments meet its vision. Part of our Innovative Naturals programme (see also page 59) concerns identifying new methodologies for the extraction and biotransformation of natural ingredients to deliver new natural materials for our fragrances in a sustainable way. Our biochemistry expertise has already resulted in the development of a vital new assay for the industry to enable in vitro allergen testing, contributing to the replacement of animal testing.

Successful collaborations with leading academic institutions around the world and with external partners continue to

Through the discovery of characterising components that provide optimal taste and aroma, Givaudan's scientists developed natural building blocks that flavourists used to recreate authentic grapefruit taste and aroma characteristics. Despite the diminished availability of grapefruit, we were able to provide natural grapefruit flavours with taste profiles required by customers and their consumers.



be a vital element in Givaudan's innovation programme. Our external collaborations were extended during the year and new key research partnerships were established.

The newly formed Global Research and Technology organisation, with its focused innovation platforms and strong, direct interaction with our business teams, gives us an unsurpassed, expert capability and technology portfolio to deliver industry-leading sensory innovation.

Flavour Division

The ability to deliver innovative flavour science and technology solutions is key to successfully address the global market opportunities. In the newly combined research organisation, the added strength of the former Quest International Research and Development team and its capabilities provides a unique blend of taste and delivery solutions, which have helped to broaden and reshape the research discovery portfolio. Resources are now focused on novel ingredient, sensory and flavour delivery technology discovery programmes where leadership is viewed as essential to remain the source of sensory innovation and differentiate our product offering.

The voice of the consumer continues to draw attention to wellness as a primary dynamic which drives food and beverage choices. Flavour design activity must therefore deal with topics such as salt reduction, sugar removal and fat elimination without compromising taste. This requires Taste Solutions™ for which the primary challenge is generally one of ingredient discovery that impacts taste. A four pillar approach, which exploits scientific expertise in chemistry, biotechnology, natural products identification and molecular biology, has been employed to provide the necessary flavour characteristics.

Ingestion of processed foods accounts for well over 80% of the consumption of sodium chloride. Salt-reduced foods are generally less palatable and moderate changes are readily detected by consumers. Substances which by themselves are tasteless but which enhance the impression of salt are thus very desirable.

Innovation includes exploring the unknown. TasteTrek® journeys have recently taken our teams on field investigations to some of the most diverse collections of citrus varieties in the world. More than 30 unique, non-commercial orange-type fruits have been studied by our scientists, resulting in the discovery of seven novel citrus ingredients.



Progress has been realised in the development of biochemically generated building blocks which can amplify the perception of saltiness. These can provide health-friendly food products with up to 40-50% lower salt content which are sensorially equivalent in consumer preference tests.

While high-intensity artificial sweeteners do address the caloric intake issues, there are a number of negative attributes which limit their desirability to certain segments of the population. Investigation has centered on two distinct challenges: (a) partial removal of sugar with retention of the initial sweetness perception and (b) masking of the negative attributes often present in artificial sweeteners. Therefore, the ability to amplify positive taste attributes and to reduce negative ones have been given significant attention. Knowledge gained from TasteTrek® investigation of ethnic cuisines and bio-prospecting has fueled ingredient discovery leading to a number of sweetness modulators which boost the perceived sweetness intensity in reduced sugar systems.

Investigation of the taste transduction mechanism has led to the development of bioassay specific proprietary intellectual property to facilitate the rapid identification of novel molecules. Bioassays designed to identify enhancers have yielded a number of candidates and application of predictive modeling technology has helped to define the structural features necessary to obtain the desired activity.

A similar approach with bitter receptor-based screening of diverse chemical libraries has produced a series of masking ingredients which can be utilized to improve the overall sensory properties of artificially sweetened products. Synthetic and biocatalytic processes have been established to translate these leads into commercially viable ingredients. As a result, eight proprietary molecules have received FEMA GRAS status, or the "Generally Recognized As Safe" status of the US *Flavor and Extract Manufacturers Association,* in the area of taste improvement during the past year.

In March 2007, Givaudan established a multi-year research and development collaboration agreement with Redpoint Bio to significantly expand the taste discovery platform. The intent is to utilise Redpoint's proprietary in vitro taste modulation technology to identify novel sweetness and savoury enhancing molecules



And through extensive sensory testing, nearly 40 new citrus fractions or components have been identified that can impart a positive citrus flavour character. These proprietary authentic ingredients will be welcome additions to the flavourist's palette for the creation of future consumer-winning natural flavours.

as well as bitterness blocking compounds. This additional resource will provide the discovery engine required to remain at the leading edge in delivery of TasteSolutions™ for Health and Wellness.

Molecules which provide warming, cooling or tingling sensations in the mouth have become increasingly important as unique flavour design components. Expansion of the knowledge related to TRP channels – which mediate the sensory transduction of many of these sensates – has provided a means to more effectively probe for new and unique materials. Internal investigation has concentrated on the identification of proprietary high intensity cooling agents. Over the past four years significant progress has been made. Cooling agents with dramatically increased potency that are themselves odorless have been discovered and over 20 patents have been filed covering a wide range of chemical scaffolds and applications. In 2007, two high performance cooling agents have been introduced in the Evercool™ product line.

To maximise flavour performance it is important to understand the unique flavour release dynamics associated with individual applications. The OPUS™ performance tool has been developed to provide predictive data on compatibility at the formula and independent component level, that supports the design of flavour compositions with optimal sensory impact. The algorithms at the heart of this tool are continuously enriched with partition, interaction and stability data for new ingredients to improve the functionality of the modeling results. The result is greater speed and accuracy during the flavour design process.

In some situations flavour performance difficulties must be addressed through introduction of a flavour delivery system. A number of patented technologies in the Pure Delivery™ line have been developed to stabilise ingredients, retain highly volatile components, and control release. A newly developed encapsulation system begins to fill a significant performance gap associated with release kinetics. With this "extended release" technology there is the ability to time the release of distinct flavour notes. For example, it is possible in a chewing gum application to sequentially release two different flavours with enough separation to clearly perceive the distinct sensory impact of the individual flavours. Modifications



Through natural discovery and processing techniques, we take the secrets from nature and convert them into consumer taste experiences that help our customers achieve greater market success.

of the technology show promise for the development of a range of engineered release products.

Sensory measurement research continues to investigate new evaluation processes and tools which can be utilised to understand consumer preferences. The portable version of the Virtual Aroma Synthesizer™ (VAS), a proprietary Givaudan technology, promises to revolutionise the manner in which consumer sensory data is collected. It is possible to carry out large scale experimental design experiments with minimal effort and virtually eliminate the sensory fatigue typically observed in multi-sample testing scenarios. This nicely supports the global capture of consumer sensory information in a rapid fashion without the variability often encountered with testing samples. It has become a true differentiator for the consumer screening of new concepts and determination of preference drivers.

It is our belief that technology innovation is best accomplished with a blend of internal and external discovery. Therefore, the network of academic and industrial partners has been strengthened in 2007. Approximately 50% of the current activity is focused on taste and ingredient research to capitalize on the wealth of emerging technology opportunities.

The newly integrated Research and Development organisation provides the Flavour Division with a powerful platform of people, technology and tools to accelerate its research and discovery accomplishments by providing our customers with industry-leading innovative solutions.



Sandalwood oil: acting for the future

Sandalwood oil is one of the most precious raw materials in perfumery, known for hundreds of years for its subtle and refined woody scent.

Dwindling supplies of good sandalwood oil, however, have focused attention on the future of the industry – an area in which we are taking a lead with innovative best practice in sustainable development and fair trade.



Acting for the future, we signed an agreement with Mount Romance, a local producer and manufacturer of pure Australian sandalwood oil, for the sustainable supply of a specific grade of oil through plantation harvesting by people of the indigenous community.

Since its initial public offering in June 2000, Givaudan has consistently delivered long-term, sustainable growth through its focus on innovation, customers and operational excellence.

Targeting long-term value generation does not conflict with superior short term business performance. Operating a sustainable business model enables Givaudan to proactively address possible business opportunities and challenges which emerge from different economic, environmental and social developments at an early stage. The company believes that it operates in a business environment which is less affected by economic cycles than other areas of the economy.

Givaudan strives to continuously expand its industry leadership by being responsive to the expectations of its shareholders, customers, employees, suppliers, as well as the environment, and the community at large in addition to offering unique capabilities for sensory innovation.

Corporate Compliance

Compliance with company policies, best practices, laws and regulations of every country in which Givaudan operates, is essential to maintaining a sustainable business model.
The Principles of Business Conduct stretch out to all parts of Givaudan's activities and cover the relations with customers, suppliers, shareholders, employees, governments and communities throughout the world. On a regular basis, Givaudan reviews and updates the existing policies to adjust for ongoing developments in this area. The company's compliance system is based on prevention.

Compliance also requires that a management structure and control systems are in place to prevent and detect violations of the Principles of Business Conduct. A local compliance officer in each Givaudan company ensures that all employees know about the Principles of Business Conduct and have access to them. Ensuring that Givaudan and its employees comply with existing laws and regulations is a priority for the company's management. The Board of Director's Audit Committee regularly reviews the Principles of Business conduct to incorporate any changes in this area.

Givaudan's employees are committed to adhere to high ethical standards in their business conduct. This supports Givaudan's brand and reputation, which have been built upon a rich heritage – one that reflects the competence, conduct and passion of all Givaudan employees for over two hundred years.

All employees have access to the company's compliance policies through the internal internet site. Appropriate training on different aspects of compliance is provided as needed.



All royalties paid by us for this supply are being passed to the harvesters and a fund has been established with Mount Romance in Western Australia to finance equipment for the indigenous people so they can set up and grow sandalwood-related businesses.

The Principles of Business Conduct are also published on our internet site:
www.givaudan.com –
[our company] –
[corporate responsibility] –
[corporate publications]

Shareholder and Investor Relations

Since its spin-off in 2000 and until the end of 2007, Givaudan created about CHF 4.2 billion in value for its shareholders in the form of dividend payments and share price appreciation.

Givaudan adheres to good corporate governance, following best practices coherent with those of major industrial countries. In particular, all information published in our Annual Report complies with both the Swiss Code of Corporate Governance and the SWX Corporate Governance Guidelines. For more information please refer to the separate section on Corporate Governance.

Informing Givaudan's different stakeholders in a timely and responsible way is of key importance to ensure transparency and equal treatment. Through frequent press releases, teleconferences and publications on www.givaudan.com, the company disseminates material information about its performance and activities widely and simultaneously, following Art. 72 of the revised Listing Rules (Ad Hoc Publicity) of the SWX Swiss Exchange directives. The principles of Givaudan's disclosure and information policy can be found on:
www.givaudan.com –
[our company] –
[corporate responsibility] –
[corporate publications]

On 31 December 2007, Givaudan had 15,740 shareholders listed in the share register, owning 64, 3% of the share capital. At year end, 50% of all shares were eligible to vote. The top twenty shareholders – including nominees and funds – represent around 47.4% of the share capital. Approximately 45% of our shareholders are based in North America.

In 2007, Givaudan's management team conducted 24 road shows to meet existing and potential shareholders in 29 towns (Geneva, Zurich, Lugano, Milan, Paris, Munich, Frankfurt, Cologne, Düsseldorf, Amsterdam, Rotterdam, Den Haag, Brussels Helsinki, Oslo, Stockholm, Copenhagen, London, New York, Boston, Chicago, Montreal, Toronto, San Francisco, Los Angeles, San Diego, Santa Fe, Miami, and Denver). Some 30 group presentations and conferences with a total of 690 participants have been given. Over 250 individual meetings with fund managers globally – an increase of 25% compared to 2006 – have contributed to the improved awareness about Givaudan. In order to inform the financial community directly, Givaudan organised conference calls to provide more details about the full year results, the half year results and the integration of Quest International. Together, they attracted 125 participants. Furthermore,

As a result, this project means reliable and traceable benefits along with economic and social improvements for these communities.



17 visits to Givaudan sites with a total of 130 participants, mainly fund managers and sell-side analysts, were organised to provide an in-depth view of Givaudan's activities. This year's investors' relations programme included a three day visit in Vienna and Moscow. Around 30, mostly sell-side analysts and shareholders, participated in this event to learn about the promising future of the Eastern European markets.

In 2007, Givaudan reactivated its investor relations programme for Japanese investors by participating in a Swiss-German conference in Tokyo. For 2008, Givaudan plans to increase its investor relations presence in Asia by visiting potential shareholders in Hong Kong, Singapore and Tokyo.

For the second time, Givaudan organised a year-end presentation at its Fine Fragrances Studio in New York to satisfy the increasing demand to visit these facilities and to meet our talents. This year, a similar programme was offered also to European-based fund managers and analysts in our Fine Fragrances studio in Paris.

The complete agenda of forthcoming events for shareholders is published on our internet site:
www.givaudan.com
– [investors] – [calendar]

Customers

Customer intimacy, along with the focus on people, innovation, and performance are the four pillars of "The Givaudan Way", or the way Givaudan conducts its sustainable business model.

The company aims to achieve the top of mind status with its customers by focusing on delivering unmatched value to its clients by constantly challenging itself to exceed customer expectations. Givaudan is committed to create and manufacture for its customers superior products that will in return enable them to be successful in their respective markets. As a result, a high innovation rate and an in-depth consumer understanding is vital for the sustainability of Givaudan's customer relationships. Those are decisive contributors to successfully serve and expand the current strong customer base.

Givaudan's business model is based on a make-to-order process in a business-to-business environment. The company serves its global, regional and local customers around the world through a global network of more than 40 subsidiaries and a world-spanning supply chain. In 2007, the top ten customers accounted for around 55% of sales in fragrances and about 33% in flavours. Those customers are amongst the most successful consumer goods, food companies and luxury goods makers across the globe. The foundation of Givaudan's success as a reliable business partner lies in its long-term relationships with customers and in adhering to high professional standards. Through the addition of

A traditional source of sandalwood oil is India, where it has played an important social, cultural and religious role for thousands of years. However, there have been increasing difficulties in obtaining sustainable supplies.



Quest International, Givaudan was also able to significantly enhance its key account teams and it now offers more dedicated resources in each team to serve its customers. In 2007, the company made further progress on the global initiative to integrate its supply chain with its customers by implementing a single information technology platform based on SAP.

One of the key aspects of Givaudan's internal policies and practices is the commitment to maintain strict confidentiality on proprietary customer information and customer projects, as well as to fully protect their intellectual property.

Thanks to its high innovation rate, Givaudan is able to create specific sensory profiles for the products of its customers, allowing their brands to achieve superior market success. Sensory innovation in the research, development and creation process is a key success factor and an important differentiation. Through the integration of Quest International, Givaudan has even further expanded its research and development and creative teams as well as their capabilities.

In order to lead sensory innovation, Givaudan is committed to significantly invest in its research and development capabilities, and the company continues to invest around 10% of annual sales in research and development. This represents one of the highest rates in the industry.

Employees

At the core of Givaudan's business is creativity - driven by the passion, expertise and talent of our employees. Through its programmes focused on the recruitment, development and retention of key employees, the Human Resource group is dedicated to ensuring that Givaudan has the best talent in the industry.
The year 2007 was marked by the acquisition of Quest International. The combination further strengthened Givaudan's talent pool and reinforced the company as the employer of choice within the industry. Through well defined and structured integration initiatives, Human Resources played a critical role in the selection process for identifying individuals for new roles within the organisation. Appointments for most customer-facing and support roles were completed by July. The success of this process was a direct reflection of the close collaboration with line management, the appropriate government authorities, work councils and unions.

Additionally, project plans were developed for the systematic harmonisation of policies and procedures, benefit designs, including retirement schemes and health and welfare, and pay for performance compensation plans.

Through education and training of employees on the "The Givaudan Way", involving vision, values and key capabilities, the process of ensuring a unified culture is well



With the help of our new supply chain in Australia, we have been able to replace India-sourced oil with Australian sandalwood oil in most of our fine fragrance formulas.

underway. Finally, the "Givaudan Experience", aimed at integrating new employees, was updated with the new organisation and used extensively in assimilating former Quest International employees.

The Human Resources organisation is built around Centres of Expertise, or COE's, which focus on the development of best practice programmes and tools in the areas of compensation, benefits, talent management and state-of-the art systems. Concurrently, the organisation has regional human resources leads directly supporting their respective businesses and functions through talent management initiatives, staffing, total compensation management, and facilitation of international mobility for key employees.

The Talent Management COE, working in partnership with teams from the business, developed functional skills and competencies for sales and marketing, creation and application and regulatory roles within the Flavour and Fragrance divisions. These competency models will provide a guide for career planning discussions, employee development, staffing, and succession planning. Functional competencies are also in the process of being developed for research and development, operations and support functions. These are targeted for completion in 2008. A comprehensive people management programme has been rolled out and is now a key development programme for managers.

The company continues to focus on its succession planning process and the development of internal candidates. In both divisions, talent planning sessions are conducted annually by each management committee member, focusing on identifying succession candidates for key roles within their respective organisations. This initiative has highlighted managers and

Head Count Development by Region

Region	Number of employees 31.12.2006[a]	%	Number of employees 31.12.2007[b]	%	Change from 2006 to 2007
Switzerland	1,447	23.9	1,468	16.7	21
Other Europe, Africa, Middle East	1,179	19.4	2,666	30.4	1,487
North America	1,610	26.6	1,987	22.6	377
Latin America	605	10.0	1,000	11.4	395
Asia Pacific	1,215	20.1	1,655	18.8	440
Total	6,056	100.0	8,776	100.0	2,720

a) Givaudan stand-alone
b) Including former Quest International



Harvesting sandalwood in Western Australia is strictly controlled by the government. Givaudan's partnership with Mount Romance supports the arrangements between Mount Romance and the state government and the income from sandalwood oil production is used for actively managing the natural ecosystem.

executives with the potential to assume leadership roles in the future as well as staffing opportunities to bring new talent to the company.

Givaudan's total remuneration philosophy is another key element employed by the company to attract and retain the best talent globally, as well as rewarding outstanding performance. The Compensation COE, conducts on an annual basis, a comprehensive benchmarking analysis for senior executives and key industry-specific roles to ensure total compensation remains competitive. Givaudan's Long-Term Incentive Plan, or LTIP, continues to successfully link executive rewards with the creation of shareholder value. In addition, in 2007, a supplemental long-term performance share plan was developed for implementation in 2008 for the most senior executives. The plan is focused on a five-year, cumulative value creation metric. Details are contained in the separate Compensation Report.

Givaudan continues to optimise its employee benefits programmes through initiatives such as international pooling and the transition to defined contribution or cash balance pension programmes for new employees in a number of markets. This optimisation has resulted in significant savings while maintaining our competitive positioning, and continues to meet the security needs of employees. Most importantly, these actions will help Givaudan ensure the long-term sustainability of these programmes.

The Human Resource Information System (HRIS), built upon the SAP platform, has been implemented in all countries in which Givaudan operates. This platform is the foundation for the management of all employee-related information globally. Additionally, SAP payroll has been implemented in France, Switzerland and the United States. Implementation of SAP payroll for the remainder of Europe and selected key countries in Asia and Latin America is planned for 2008. Over time, the system's capabilities will reduce the administrative activities now performed by our Human Resources professionals in the field as well as support Givaudan's talent management, compensation and employee development initiatives. This allows for the redeployment of personnel to more value-added activities.

Suppliers

Givaudan purchases a wide variety of products from vendors located all over the world. More than fifteen thousands natural and synthetic raw materials produced by more than one thousand suppliers in highly complex market situations are sourced in different quantities, ranging from several grams of unique natural products to container loads of key input materials. As a result of the acquisition of Quest International in 2007, Givaudan has created a single global purchasing organisation, which serves both the

Our new partnership with Mount Romance builds on an initiative which was already started in 2001 when we became the first fragrance house to use a sustainable source of Australian sandalwood oil.



Fragrance and Flavour Division. Givaudan's purchasing organisation manages all supplier related activities based on leveraging the best knowledge in the industry and coordinating the approval of our suppliers on a global basis. In order to become a Givaudan certified vendor, purchasing category managers run a detailed audit process, evaluating current performance and production activities of each supplier. In that sense, category managers make sure product and supplier decisions are optimised, guaranteeing that only centrally approved ingredients are added to each division's raw material base. Their deep knowledge allows them to follow structured selection processes and ensure that suppliers continuously meet the Givaudan standards.

It is Givaudan's goal to establish long-term partnerships with its suppliers, supporting them and working with them to implement high quality standards and to introduce new innovative ingredients that differentiate our products and equip the Group with an advantage in the marketplace. Givaudan continued and expanded its initiatives to cooperate directly with local producers in a fair and sustainable manner. In some instances, the company supports local producers by financing their crops and providing technical support. Such supplier relationships provide a unique opportunity to monitor product quality closely, and it allows us to address possible business risks from material shortages in tight supply situations from early on.

In a challenging market situation due to the overall slight increase in raw material costs and tight supply environment, the purchasing organisation has further improved its supply processes, developing new hedging strategies and implementing innovative strategies to diversify material sources to guarantee product supply at the best price.

Environment

In 2007, priority was given to the integration of the newly acquired locations into Givaudan's environmental, health and safety (EHS) system. An integration team made a thorough inventory of all activities and processes. An alignment of the definitions was carried out with subsequent collection of data. As a result, it is difficult to make historical comparisons at this point in time as systems, definitions and focus of the environmental, health and safety organisations were different on both sides.

Production processes used to manufacture flavour and fragrance ingredients are constantly improved in order to minimise the use of energy, raw materials and water which often leads to a decrease in air emissions and waste generation. The change of processes is a constant focus of our Research and Development teams, while the use of latest technologies for constructing new or revamping

Both arrangements are examples of our business interests meeting best practice in sustainability, creating a situation that has advantages for all concerned, not least our customers.



existing building structures or installations is a focus of our engineering departments.

The development and manufacturing of biodegradable products continues to be one of the most important criteria for new fragrance ingredients. As a result, new molecules, used for the production of fragrances, are tested by Givaudan's toxicological unit to assess their possible environmental impact at an early stage of the development process.

Givaudan is also focusing on the potential impact of its activities in the neighbourhood. The upgrade or installation of odour emission control systems was implemented in sites located close to their neighbours, in order to further minimise the release of harmless odours which are generated by the large volume production of fragrance and flavour compounds. Detailed information on all Givaudan's safety and environmental efforts and results are provided in the Safety and Environmental Report, which is published separately. See also www.givaudan.com
– [corporate responsibility]
– [environment, health and safety]

Information Technology

Integrating two different information technology environments after the Quest International acquisition has been achieved without any business disruption – despite the complexity involved in moving numerous business applications on the same network. The IT migration process was and is supported by extensive training to new programmes and business applications around the world.

In September 2006, an ambitious strategic initiative to harmonise business processes and data streams across the company was initiated by a joint effort of the Flavour and Fragrance Divisions, and IT (Project Outlook.)

Focusing on the areas of finance, supply chain, regulatory affairs and product safety, Project Outlook aims at preserving Givaudan's competitiveness in the market by providing a more efficient organisation and system. The business transformation will be achieved by the harmonisation of business processes and data worldwide and is supported by the implementation of a single integrated IT platform, SAP, the industry standard.

Since the acquisition of Quest International, the implementation of Project Outlook has also become one of the major tools to support a smooth integration and a successful alignment of both organisations. The deployment plan has therefore been thoroughly reviewed and aligned with the imperatives of the integration.

The new timetable foresees the acceleration of the implementation in the countries where the business benefits are the most important.



We have a responsibility to ensure that the natural resources we use are sustainable so we can create tomorrow's unique fragrances, and we are doing exactly this - and helping local communities as well - with our sandalwood oil sourcing in Australia.

In 2008, Project Outlook will be implemented in four pilot countries. To focus on change management and training, as well as the involvement of the business, has been a priority since the beginning of the program. Givaudan is confident that the involvement of each site together with the structured programme approach – including regular business decision gates – will lead to a successful implementation.

Risk Management

Givaudan's Board of Directors and senior management strive to ensure the sustainability of the company's business model through a defined system and process to manage inherent business risks. The Board of Director's Audit Committee ensures through regular reviews that the company has the right structures in place which support this management process.
The Committee also promotes the effective communication between the Board, Givaudan's management, the Corporate Internal Audit and the External Audit in order to foster openness and accountability to strengthen corporate governance.

On a global level, the company establishes an annual plan and assigns areas of focus for the Internal Audit function. Internal Audit then carries out regular risk assessments to be able to evaluate situations which could negatively influence the course of the business. In 2007, these assessments were continued to be performed through the collaboration of Internal Audit and the divisional management teams.

The Quest International facilities were quickly included into Givaudan's risk management framework.
The first audits at former Quest International sites have taken place throughout the past months. A strong risk management system is an important factor to sustain and expand the industry-leading position.

Apart from integrating former Quest International into the existing framework of Givaudan's risk management, the company has focused on the development of a new financial risk management system, which has been approved by the Board of Directors.

In 2008, the company will continue to build on its existing risk management framework and internal control mechanisms. New investments will always take into consideration the aim to reduce possible business risks.

Regulatory

Givaudan's resources in global product safety and regulatory ensure we comply with all regulatory requirements around the globe and establish industry leadership in this critical area through optimal service and advice to internal and external customers.

The regulatory teams of both divisions share the vision to be the



"Ethical trading is a fantastic thing to guarantee our future for tomorrow," says Dr Richard Walley, Chairman of the Aboriginal and Torres Strait Island Arts Board and a close collaborator of Mount Romance.

best regulatory and product safety organisation in the industry in order to maximise the value of our products to our customers.

The organisation – now including an expanded team of toxicologists and regulatory scientists following the acquisition of Quest International – works closely with the business units and acts as an early awareness and competency centre.

On 1 June 2007 the European Union regulatory framework for chemicals REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) came into effect, signifying one of the biggest changes in the regulatory framework since many years. Due to our expanded resources, we are well equipped to meet the additional demand.

This wide-ranging regulation gives greater responsibility to the industry to manage the risks from chemicals and to provide safety information on substances. Givaudan collaborates closely with the European Flavour and Fragrance Association (EFFA) and has a dedicated REACH manager to ensure compliance.

It is our goal to proactively develop strategies to minimise the impact of new restrictions or regulations for our business as well as for our clients.

During the year, the Flavour Product Safety and Regulatory Assurance team has undergone a major reorganisation to provide a global service to the business. As customers become more global in their vision, Givaudan has expanded its capabilities and customer service to allow answering regulatory questions and assure regulatory compliance even more quickly and efficiently.

The global approval of a number of new flavour ingredients involved safety testing and regulatory compliance evaluation as well as the registration of materials for approval in markets around the world. The industry work in the area of global harmonisation of flavour regulations is progressing. In this area, Givaudan contributes to the development of a guideline for flavour safety evaluation that is expected to be finalised over the course of the next two years.

The reorganisation also entailed the possibility to provide early detection of new regulations and provide leadership to the industry flavour associations to ensure that new regulations are scientifically sound. These activities are coordinated with our business teams to ensure that products are in compliance with the latest changes in regulations.



Meeting demand for natural vanilla flavour

Vanilla, the world's number one natural flavour, is used in a variety of sweet foods, dairy products and beverages.

With consumer demand as it is today, many of the world's leading food and beverage manufacturers look to us to ensure they have natural, authentic vanilla of the quality and quantity they need, when they need it.

Vanilla is grown in select regions of the world which are vulnerable to political instability, economic uncertainty, and natural disasters. Given these challenges, our customers turn to us to ensure a supply of natural-derived vanilla flavour that will meet the needs of consumers who look for optimal taste experiences.

As part of our sustainability efforts, Givaudan works closely with local growers to continually improve their capabilities in cultivation, harvesting, and curing, leading to improved quality and increased yields. Optimal vanilla bean crops, coupled with our advanced research and processing techniques, enable us to produce vanilla extracts and natural vanilla flavours that meet consumers' taste expectations.

Givaudan has aligned its corporate governance system with international standards and practices to ensure proper checks and balances and to safeguard an effective functioning of the governing bodies of the company. In the course of 2007, the Board reviewed and amended its Board regulations and adopted a new financial Group Risk Policy.

The following Corporate Governance section has been prepared in accordance with the Swiss Code of Obligations, the Directive on Information Relating to Corporate Governance issued by the SWX Swiss Exchange and the Swiss Code of Best Practice for Corporate Governance issued by economiesuisse, taking also into consideration relevant international governance standards and practices.

The basis of the internal corporate governance framework is contained in its Articles of Incorporation. In order to further clarify the duties, powers and regulations of the governing bodies of the company, the organisational regulation of Givaudan has been reviewed and amended in the course of 2007.
Except when otherwise provided by law, the Articles of Incorporation and Givaudan's organisational regulation, all areas of management are fully delegated by the Board of Directors, with the power to sub-delegate, to the Chief Executive Officer, the Executive Committee and its members. The amended organisational regulation of Givaudan also specifies the duties and the functioning of its three Board Committees.
The Articles of Incorporation and other documentation regarding Givaudan's principles of corporate governance can be found under
www.givaudan.com – [our company] –
[corporate responsibility] – [corporate publications]

Group Structure and Shareholders

Group Structure

Givaudan SA, 5 chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan Group, is listed on the SWX Swiss Exchange under security number 1064593. The company does not have any subsidiaries that are publicly listed.
On 31 December 2007, the market capitalisation of the company was CHF 7.9 billion.

Givaudan is a leading company in the Flavour and Fragrance industry, offering its products to global, regional and local food, beverage, consumer goods and fragrance companies. The company operates on a global basis and has two divisions: its Fragrance and Flavour Division. The Fragrance Division is further divided into its Fine Fragrance, Consumer Products and Fragrance Ingredients business units.

The Flavour Division consists of four business units: Beverages, Dairy, Savoury and Sweet Goods. Both divisions maintain their sales and marketing presence in all major countries and markets and operate separate research and development organisations with the goal to be the undisputed and most innovative leader in the industry.

The structure of the Group is further described in notes 1 and 5 to the consolidated financial statements 2007. The list of principal consolidated companies is presented in note 29 to the consolidated financial statements of the Financial Report 2007.

Significant Shareholders

On 31 December 2007, Nestlé SA with 11.93%, Chase Nominees Ltd with 8.94%, Mellon Bank NA with 5.30% and Nortrust Nominees Ltd with 3.98% were the only shareholders registered with voting rights holding more than 3% of total share capital. There are no cross-shareholdings.

For further information, please consult the SWX internet site:
www.swx.com – [issuers] – [disclosure of shareholdings] – [significant shareholders]

Structure of Share Capital

Amount of Share Capital

On 31 December 2007, Givaudan SA's share capital amounted to CHF 72,703,400, fully paid in and divided into 7,270,340 registered shares with a par value of CHF 10 each, including 38,180 shares issued out of the conditional capital, but not yet registered with the register of commerce.

Conditional Share Capital

Givaudan SA's share capital can be increased

- by issuing up to 200,000 shares through the exercise of option rights granted to employees and directors of the Group; this number will be reduced to 161,820 upon registration, by the end of March 2008, of 38,180 shares issued out of the conditional capital during 2007.
- by issuing up to 900,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not more than six years and the deadline for exercising conversion rights must be not more than fifteen years from the issue of the bond or warrants and the exercise or conversion price for new shares must be at a level corresponding at least to the market conditions at the time of issue.

For the conditional share capital, the preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

Authorised Share Capital

According to the decision of the annual general shareholders' meeting held on 07 April 2006, the Board of Directors is authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in listed shares with a par value of CHF 10 per share.

Changes in Equity

The information regarding the year 2005 is available in note 5 to the statutory financial statements of the 2006 annual report. Details about the changes in equity for the years 2006 and 2007 are given in note 5 to the statutory financial statements of the Financial Report 2007.

Shares

The company has one class of shares only. All shares are registered shares. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote and to an equal dividend.

Limitations on Transferability and Nominee Registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Based on a regulation of the Board of Directors, nominee shareholders may be entered with voting rights in the share register of the company for up to 2% of the share capital without further condition, and for more than 2% if they undertake to disclose to the company the name, address and number of shares held by the beneficial owners.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of acquisitions or acquisition of shares through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders' meeting.

Exchangeable Bond and warrant/options

See notes 2.23, 8, 20, 23 to the consolidated financial statements in the Financial Report 2007.

Board of Directors

The Board of Directors is ultimately responsible for the supervision and control of the management of the company, including the establishment of general strategies and guidelines, as well as other matters which, by law, are under its responsibility. All other areas of the management are delegated to the Chief Executive Officer and the Executive Committee.

The term of office of the Board members is three years, subject to prior resignation or removal. Board members have to resign at the latest at the ordinary general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year. The members of the Board of Directors are elected by the general meeting of shareholders and election is individual. In order to allow a phased renewal of the Board's composition, the Board has adopted an internal succession planning.

Board Meetings

In 2007, the Givaudan Board of Directors held five regular meetings. There were no extraordinary meetings. Regular meetings are usually full day meetings, whereas extraordinary meetings are usually shorter. During each Board meeting, the company's operational performance was presented by management and reviewed by the Board. Specifically, the planning and the execution of the integration of Quest International was presented and discussed with management at every Board meeting. In addition, the status of the preparatory work of a new enterprise system was presented at two meetings. The CEO and the CFO attended all meetings for the business-related agenda items. The other members of the Executive Committee were present at four of the meetings. Selected members of the management team were invited at each meeting to address specific projects.

The Board visited at its meeting in June the former headquarters of Quest International in Naarden, the Netherlands and reviewed the status of integration planning and execution at this major new location. At its October meeting, the Board visited Givaudan's operations in Sao Paulo, Brazil. Further to reviewing the growing business and the integration status in this developing market, the Board also had the opportunity to visit an important supplier and a key customer of Givaudan.

These meetings abroad provide an excellent opportunity for the Board to interact with management talents around the world. During the Board meetings held either at the company's headquarters in Vernier or at the flavour site in Dübendorf, Switzerland, the Board discussed various aspects of the company's risk exposure, based on presentations by senior management and the findings of Internal Audit. The Board was kept informed on all major investment projects, management succession planning and other major business items.

In 2007, the Board also carried out a thorough self-assessment and discussed its own succession planning.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents.

All Board members have direct access to the Givaudan intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive all press releases and information sent to investors and financial analysts via e-mail.

Committees of the Board

The Board of Directors is comprised of three Committees: an Audit Committee, a Nomination and Governance Committee and a Compensation Committee. Each committee is formally led by a Committee Chairman whose main responsibilities are to organise, lead and minute the meetings. Meetings of Board Committees are usually held before or after each Board meeting, with additional meetings scheduled as required. Moreover, the Board has delegated specific tasks to other Committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, the systems of internal controls and the audit process. It carries out preparatory work for the Board of Directors as a whole (with the exception of reviewing and approving the compensation of the External Auditors for the annual audit and other services). The Committee ensures that the company has appropriate risk management systems in place. It promotes effective communication among the Board, management, the internal audit function and external audit. It reviews and approves the compensation of the external auditors for the annual audit. The CFO attends the meetings of the Audit Committee upon invitation of its chairman. The Audit Committee met four times in the course of 2007. Each meeting lasted approximately half a day.

The Compensation Committee reviews and recommends the compensation policies to the Board of Directors. It approves the remuneration of the CEO and the other members of the Executive Committee as well as all performance related remuneration instruments and pension fund policies.

The CompensationCommittee consists of three independent members of the Board. The Committee takes advice from external independent compensation specialists and consults with the Chairman and the CEO on specific matters where appropriate. In 2007, the Compensation Committee came together for five times. The average duration of meetings was two hours.

The Nomination and Governance Committee assists the Board in applying the principles of good corporate governance. It prepares appointments to the Board of Directors and the Executive Committee and advises on the succession planning process of the company. The Committee held two meetings in the course of the year.

More information on the Board of Directors and the roles of the Committees are described on the following internet sites:
www.givaudan.com - [our company] – [leadership] – [board of directors] or
www.givaudan.com – [our company] – [leadership] – [board of directors] – [committees of the board]

Committees of the Board	Jürg Witmer	Andres F. Leuenberger	Dietrich Fuhrmann	André Hoffmann	Peter Kappeler	John Marthinsen	Henner Schierenbeck
Audit							■
Nomination & Governance	■						
Compensation		■					

■ = *Chairman of the Committee*

Members of the Board

Dr Jürg Witmer
Chairman of the Board of Directors
Attorney, Swiss national, born 1948
Non-executive
First elected in 1999
Current term of office expires in 2009

Member of the boards of Syngenta AG, Clariant AG and Bank Sal. Oppenheim jr. & Cie. (Switzerland) AG.

Dr Jürg Witmer completed his doctorate of law in Zurich and a degree in International Studies in Geneva. He joined Roche in 1978 in the legal department. In 1982, he became assistant to the Chairman of the Board and CEO of the Roche Group, and in 1984, he was transferred to Roche Hong Kong as Regional Manager of the Far East Pharma Division. In 1988, he was promoted to General Manager of Roche Far East. Dr Witmer returned to Roche headquarters in Basel, Switzerland in 1990 as Head of Corporate Communications and Public Affairs. In 1994, he moved to Vienna as General Manager of Roche Austria.

In 1999, he became CEO of Givaudan Roure. In that capacity, he was in charge of the Givaudan spin-off and organised the initial public offering of Givaudan in June 2000. Dr Witmer was appointed Chairman of the Board of Directors of Givaudan with effect from April 2005.

Dr Andres F. Leuenberger
Vice-Chairman
Businessman, Swiss national, born 1938
Non-executive
First elected in 1994
Current term of office expires in 2008
Member of the International Advisory Council of Chugai Pharmaceutical Co. Ltd, a member of the Roche Group.

(from left to right):

Peter Kappeler, Dietrich Fuhrmann, Prof. Henner Schierenbeck, Dr Jürg Witmer (Chairman), Dr Andres F. Leuenberger, Prof. John Marthinsen, André Hoffmann



Andres F. Leuenberger has a Master Degree from the University of St. Gallen and a PhD from the University of Neuchatel. In 1968, he joined the Pharma Marketing Department of Roche in Basel. In 1970, he moved to Japan as head of marketing and later became president and CEO of Nippon Roche. In 1980, he was called back to Basel where he became member of the executive committee, later deputy chairman of the executive committee and then vice chairman of the board of directors.

Dietrich Fuhrmann
Director
Businessman, German national, born 1941
Non-executive
First elected in 2004
Current term of office expires in 2010

Member of the Board of Aqua Nova AG and Logistable Ltd

Dietrich Fuhrmann has a Master of Business Administration from the Johann Wolfgang Goethe University in Frankfurt/Main. He started his career in 1969 with Hoechst AG, Frankfurt/M. In 1971, he moved to Kalle Infotec; the newly created business division of Hoechst AG and was later appointed Sales Manager, International Key Accounts. In 1977, he became the Sales Director of Keiper Recaro, Dynavit Systems. In 1980 he joined Metzler GmbH (a subsidiary of Bayer AG) and was appointed Head of the Sports Systems and Military Equipment Division.

In 1983, he joined Dragoco GmbH where he was appointed Managing Director, and later Executive Vice President, COO, (Dragoco AG) with responsibility for Flavours and Fragrances. He took over the position of Chairman and CEO for Food Ingredients Specialities SA (FIS), the food ingredient division of Nestlé in 1998, before its acquisition by Givaudan in 2002.

André Hoffmann
Director
Businessman, Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2009

Vice-Chairman of the Board of Roche Holding Ltd, Member of the Board of Glyndebourne Productions Ltd, Brunswick Capital Ltd, Chairman of Nemadi Advisors Ltd and Living Planet Fund Management Co. as well as Massellaz SA
Vice-President of WWF International

André Hoffmann studied economics at the University of St. Gallen and holds a Master of Business Administration from INSEAD. In 1983, he became head of administration of the Station Biologique de la Tour du Valat in France. In 1985, Mr. Hoffmann joined James Capel and Co. Corporate Finance Ltd, London as an associate at the Continental Desk, and later became Manager for European Mergers and Acquisitions.

In 1991, he joined Nestlé UK, London as a brand manager. In 1994, Mr. Hoffmann established a family office dealing with asset management and board directorships.

Peter Kappeler
Director
Businessman, Swiss national, born 1947
Non-executive
First elected in 2005
Current term of office expires in 2010

Chairman of the Board of Berner Kantonalbank
Member of the Board of Directors of Cendres et Métaux SA, Schweizerische Mobiliar Holding AG, Schweizerische Mobiliar Genossenschaft, Jungfraubahn Holding AG and Ypsomed AG

Peter Kappeler holds a Master of Business Administration from INSEAD Fontainebleau as well as a degree in engineering from the ETH Zurich. He began his career with Credit Suisse where he became the personal assistant to the Chairman. In 1981, he was promoted to Head of the Corporate Financing Division and, in 1986, also the Head of the Capital Market Division for Switzerland. In 1989, he assumed the position of CEO of the Verwaltungs- und Privat-Bank AG, before becoming the CEO of Cantonal Bank of Berne in 1992.

Since 2003, Mr. Kappeler has been the chairman of the Board of Directors of the BEKB/ BCBE. He is also a member of various boards as well as being a member of the Summer Academy Foundation at the Paul Klee Center, the Foundation for the Promotion of Scientific Research at Berne University, the Trade and Industry Association of Berne Canton and the Economic Society of Berne Canton.

Prof. Dr John Edward Marthinsen
Director
Professor, US national, born 1949
Non-executive
First elected in 2000
Current term of office expires in 2009

The Distinguished Chair in Swiss Economics at Babson College, Member of the Glavin Center for Global Management

John Edward Marthinsen holds a PhD in economics from the University of Connecticut. In 1974, he joined the teaching staff of Babson College in Wellesley, Massachusetts, and in 1985 was promoted to the rank of full Professor. In 1987, Dr Marthinsen became acting chairman of the economics department and in 1993 chairman. Dr Marthinsen holds the Distinguished Chair in Swiss Economics at Babson College, and he is also a member of the Glavin Center for Global Management. The author of numerous articles and books, Dr Marthinsen also has extensive consulting experience. From 1983 to 1988 he was active as a consultant to HandelsBank NatWest, Zürich, and from 1989 to 2000, he was a senior consultant to Roche.

Prof. Dr Dr hc Henner Schierenbeck
Director
Professor, German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2008

Professor of bank management and controlling at the University of Basel, scientific adviser for the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/Westfalen), Member of the Council of the European Centre for Financial Services, Member of the Supervisory Board of DIA Consult AG

Dr Henner Schierenbeck holds a PhD from the University of Freiburg. In 1978, he became a Professor of Accounting, and in 1980, of Banking, at the University of Münster. In 1990, he became Professor of Bank Management and Controlling at the University of Basel. Dr Schierenbeck has received an honorary doctorate from the University of Latvia in Riga, and has been a guest lecturer at the Jia Tong University in Shanghai and the Lettish State University in Riga.

None of the Board members has important business connections with Givaudan SA or any of the members of the Givaudan Group. Dr Jürg Witmer, non-executive Chairman, was the CEO of Givaudan until 27 April 2005. Until then, he was also the only executive member of the Board of Directors. Dietrich Fuhrmann, non-executive member of the Board of Directors retired as member of the Executive Committee on 31 March 2004.

At the Annual General Meeting on 30 March 2007, Dietrich Fuhrmann and Peter Kappeler were re-elected to an additional three year term on the Board of Directors. At the upcoming Annual General Meeting on 26 March 2008, Dr Andres F. Leuenberger, Vice-Chairman, will retire from the Board. The Board of Directors will propose to the Annual General Meeting to newly elect Dr Nabil Sakkab as a non-executive director to the Board. Dr Sakkab retired from Procter & Gamble in 2007 as Senior Vice-President, Corporate Research & Development, following several assignments in Cincinnati, Brussels and Kobé, Japan. Dr Sakkab will play an important role in further shaping Givaudan's innovation strategy. The Board will also propose to re-elect Prof. Dr Henner Schierenbeck as board member.

Executive Committee

The Executive Committee, under the leadership of the CEO, is responsible for all areas of management of the company that are not specifically reserved to the Board of Directors.

Key areas of responsibility of the Executive Committee are to manage and supervise all areas of the business development on an operational basis and approving investment decisions. The Executive Committee is responsible for developing the company's strategy as well as the long-term business and financial plan. It is responsible for supervising the budgeting process and monitoring the financial performance. The Executive Committee monitors the progress of talent management and internal succession planning together with the Human Resources organisation to ensure the sustainability of leadership positions at all levels of responsibility. Alliances and partnerships with outside institutions, such as universities, think tanks and other business partners, are also monitored by the Executive Committee.

The Executive Committee meets at least on a monthly basis. In 2007, the committee held more than 12 meetings at Givaudan sites around the world. Meetings are planned in a way that the Executive Committee at the same time visits Givaudan locations across the globe and that each major region is visited at least once a year.

In 2007, due to the specific focus on a fast and successful integration of Quest International, the Executive Committee created a separate Integration Steering Committee to establish the guiding strategy for the integration and its timely supervision. The Integration Steering Committee is comprised out of the members of the Executive Committee as well as the integration team leader.

In addition to the Executive Committee meetings, the Integration Steering Committee held 19 meetings in the course of 2007.

At the end of 2007, Bruce Bachmeier, member of the Executive Committee and Global Head of Human Resources of Givaudan since 1997, retired from his present functions. He will be replaced as member of the Executive Committee and Global Head of Human Resources by Joe Fabbri. The change is effective as of 1 January 2008.

Born in 1958 in Ontario, Canada, Joe Fabbri graduated in Mechanical Engineering Technology and holds a Professional Engineering licence from Ontario, Canada. He spent the first years of his career in various engineering roles before moving into Operations Management in 1987. Mr Fabbri joined Givaudan in 1989 as Operations Director responsible for commissioning and start up of the Canadian manufacturing facility. In 1996, he relocated to the USA and was appointed Head of Operations in East Hanover, New Jersey. In 2000, Mr Fabbri moved to Switzerland to lead various regional operations projects before taking over as Head of Operations, EAME in 2001. In 2004, Joe Fabbri was appointed Head of Global Flavours Operations.

Members of the Executive Committee

Gilles Andrier
Chief Executive Officer
joined Givaudan in 1993, born 1961
French national

Mauricio Graber
President Flavour Division
joined Givaudan in 1995, born 1963
Mexican national

Michael Carlos
President Fragrance Division
joined Givaudan in 1984, born 1950
Indian national

Matthias Währen
Chief Financial Officer
joined Givaudan in 2004, born 1953
Swiss national

Adrien Gonckel
Information Technology
joined Givaudan in 1982, born 1952
French national

Bruce Bachmeier
Human Resources – until 31 December 2007
joined Givaudan in 1995, born 1957
United States national

Joe Fabbri
Human Resources – effective 1 January 2008
joined Givaudan in 1989, born 1958
Canadian national

(from left to right):

Adrien Gonckel, Matthias Währen, Mauricio Graber, Gilles Andrier (CEO), Bruce Bachmeier, Michael Carlos, Joe Fabbri



The detailed curriculum vitæ of the members of the Executive Committee are available on Givaudan's internet site:
www.givaudan.com – [our company] – [leadership] – [management team]

Compensation, Shareholdings and Loans

In accordance with the latest changes of the Swiss Code of Obligations and the resulting update of the SWX Directive on Corporate Governance, Givaudan has published the details of the remuneration of its Board of Directors and its Executive Committee in the separate chapter "Compensation Report" in this Annual Report as well as in the Financial Report 2007.

Shareholders Participation Rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results therefrom.
Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting, as prescribed by Swiss law.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders' meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by Swiss law for decisions of general meetings of shareholders.

Shareholders registered with voting rights are convened to general meetings by ordinary mail and by publication in the Swiss official trade journal at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing at least 45 days before the meeting, that an item be included in the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the ordinary general meeting, which will be held on 26 March 2008. The specified date will be approximately two weeks before the meeting.

Change of Control and Defence Measures

The Articles of Incorporation of Givaudan SA do not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3% of the voting rights of a listed company is required to make a public offer to acquire all listed securities of the company that are listed for trading on the SWX Swiss Exchange.

In the event of a change of control, share options granted by the company to members of the Board of Directors and to a total of 272 senior management and employees will become immediately vested. All other defence measures against change of control situations previously in effect were deleted by the Board of Directors in the course of 2007.

Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives. The Internal Audit's role is to evaluate and contribute to the continuous improvement of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to group management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors.

The audit function has been headed since the year 2000 by Jean-Pierre Wirtz. Mr. Wirtz will retire at the end of March 2008, having successfully built the Corporate Audit as an independent function.

He will be replaced by Laurent Pieren, currently head of Corporate Controlling.

For specific audits of affiliates, staff from Ernst & Young supports the internal audit function.

External Auditors

PricewaterhouseCoopers has been appointed as world-wide auditors of the Givaudan Group since the spin-off in 2000.
The responsible principal auditor since 2007 has been Corinne Pointet Chambettaz, partner.

The fees of PricewaterhouseCoopers for professional services related to the audit of the Group's annual accounts for the year 2007 amounted to CHF 5.3 million. This amount includes fees for the audit of Givaudan, its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2007, PricewaterhouseCoopers rendered other services (mainly tax-related) for CHF 1.9 million.

The auditor presents the outcome of the audit directly to the Audit Committee at the end of each reporting year. The Audit Committee is also responsible for evaluating the performance of PricewaterhouseCoopers as external auditors. In addition, the Committee reviews and approves the compensation of PricewaterhouseCoopers, evaluates and approves other services provided by the external auditor.

In 2007, PricewaterhouseCoopers attended four meetings of the Board's Audit Committee. The scope of the audit is defined in an engagement letter approved by the full Board of Directors.

Information Policy

Givaudan's Principles of Disclosure and Transparency are described in detail on
www.givaudan.com – [investors] –
[corporate governance] – [policies]

Hardcopies of company publications, such as the Annual Report, Half-Year Report and Safety and Environmental Report and other corporate documents, are available on request. They can also be downloaded from Givaudan's internet site:
www.givaudan.com – [investors] –
[financial results] and [full & half year reports]

Other important internet site paths:
Quarterly sales information and other media releases:
www.givaudan.com – [media] – [media releases]

Key reporting dates:

- Annual General Meeting 26 March 2008
- Three Months Sales 4 April 2008
- Half Year Results 5 August 2008
- Nine Months Sales 8 October 2008
- Full Year 2008 Results 17 February 2009

The complete calendar of events can be found on:
www.givaudan.com – [investors] –
[investor information] – [calendar]

Articles of Incorporation:
www.givaudan.com – [our company] –
[corporate publications]



Innovative Naturals™: Enriching the palette of our perfumers with new and exclusive naturals,

allowing us to take the lead in implementing sustainable development and fair trade practices in our industry.

These are the aims of our Innovative Naturals™ programme, which addresses a growing interest by consumers in natural products and reinforces Givaudan's research programme in naturals.

We have a responsibility to ensure that the natural resources currently used are sustainable. At the same time it is in our interests to secure resources that will enable us to create unique fragrances, for we know that whoever holds the broadest palette of natural ingredients has an advantage in creating the next masterpiece perfume.

Natural ingredients have always been a source of inspiration for perfumers, and we must keep our creative perfumers in close contact with such ingredients to ensure we maintain superior qualities in our natural palette.

With Innovative Naturals™, we aim to constantly add new naturals and new and unique biotechnology-derived naturals to the palette each year. We will also continuously expand our sustainable development and fair trade initiatives in the years to come.

Givaudan has always been active in offering the best raw materials to its perfumers, that's why many resources are used to find new materials that meet their needs. Our Innovative Naturals™ programme will enhance these offerings, and elsewhere in this report you can find examples of how we have started: in Venezuela, where we are supporting a sustainable development project, focusing on tonka beans, and in Australia, where our first sustainable development and fair trade initiative concerns sandalwood oil.

Compensation principles

Givaudan aims to attract, motivate and retain the highest caliber of professional and executive talent to sustain its leadership position within the Flavours and Fragrances industry.

The company's compensation policies are an essential component of this strategy, as well as a key driver of organisational performance.

Givaudan's compensation programmes seek to align executive and shareholders' interests by rewarding outstanding operational and financial performance as well as long-term value creation.

The Compensation Committee of the Board of Directors regularly reviews and approves company-wide compensation policies and programmes. This includes annual base salary positioning, annual incentive plans, as well as share-based long-term incentive plans. The Compensation Committee is also responsible for reviewing and approving the individual compensation of each of the Executive Committee members, as well as the overall compensation for the Board of Directors.

The compensation of Givaudan executives, in terms of both structure and level, is regularly benchmarked against individuals in similar positions within listed European companies. This comparative group of companies are similar in size and have a significant international presence in the Flavour and Fragrance or in related industries (e.g. consumer products, food and beverages, speciality chemicals). The Compensation Committee utilises independent external consultants in the benchmarking process.

Givaudan's executive compensation targets base pay at the market median. Executives have the opportunity to be rewarded with above median pay for sustained outstanding performance through various variable compensation components. These variable elements reflect achievements against quantitative targets established by the Compensation Committee, as well as the contribution and leadership qualities of individual executives.

Direct compensation of Executive Committee members

The direct compensation of Executive Committee members is composed of base salary, annual incentive and share-based components. The major portion of their targeted annual compensation is received from variable performance-related pay components in the form of annual cash incentives, stock options and, from 1 January 2008, performance share grants.

Base salary

Base salary adjustments are based primarily on market evolution, taking into consideration the executive's performance and contribution to company results. Salary adjustments for Executive Committee members are approved by the Compensation Committee.

Annual Incentive Plan

The Annual Incentive Plan is designed to reward Givaudan Executive Committee members and other key executives for the achievement of annual operational targets. These targets reflect a combination of sales growth and profitability objectives.

Annual incentives at target for Executive Committee members range between 50% and 60% of base salary, depending on the scope of the executive's role. Based on the performance achievements, incentive payouts may vary between 0% and a maximum of 200% of target.

Operational targets and achievements are reviewed and approved by the Compensation Committee.

Stock Option Plan
The Givaudan Stock Option Plan links executive compensation to shareholder value creation reflected in the evolution of Givaudan's share price.

As a principle, the strike price for the options is established by the Board of Directors at a level that is higher than the market value of the Givaudan share at grant (out-of-the-money options). The underlying market value at grant is the average price of the Givaudan share in the two weeks following the publication of the annual results. These options have a vesting period of two years and expire after five years.

The total number of option grants awarded each year (with annual issuance of call warrants on the Swiss stock exchange) and the option parameters are approved by the Board of Directors. Participation is limited to approximately three percent of the employee population, including senior executives and key contributors. The individual grants to Executive Committee members are reviewed and approved annually by the Compensation Committee.

Performance Share Plan
The introduction of a Performance Share Plan (PSP) was approved by the Board of Directors on 30 November 2007. The PSP is designed to reward executives who significantly impact long-term company performance. Participation is limited to approximately fifty senior executives, who will be awarded Givaudan shares based on economic value generation as measured over the five year period 2008 - 2012. The economic value generation will be measured utilising cumulative EBITDA over the five year period, adjusted for the utilization of capital.

The actual number of shares to vest at the end of the five year performance period may vary between 0% and a maximum of 150% of the number of performance shares initially granted, based upon the performance achievement. The maximum number of Givaudan shares reserved for this plan over the five year period is 45,000.

There will be only one grant of performance shares in respect of the five year performance period, expected to take place during the first quarter of 2008.

Indirect compensation of Executive Committee members
Givaudan benefit plans are designed to address the current and future security needs of executives. They generally include retirement coverage, health benefits, death/disability protection and certain benefits-in-kind. Supplemental benefits for Executive Committee members that are above those available to the broad base of employees require approval by the Compensation Committee.

Compensation of the Executive Committee

Compensation - 2007	Gilles Andrier CEO	Executive Committee members (excl. CEO) [a]	Total
Base salary	795,416	2,168,275	2,963,691
Annual incentive [b]	610,066	1,626,456	2,236,522
▶ Total Cash in CHF	1,405,482	3,794,731	5,200,213
Pension benefits [c]	228,510	355,928	584,438
Other benefits [d]	265,382	483,413	748,795
Number of options granted [e]	60,000	180,000	240,000
Value at grant in CHF [f]	850,800	2,552,400	3,403,200
▶ Total Compensation in CHF	2,750,174	7,186,472	9,936,646

a) Represents full year compensation of five Executive Committee members.
b) Annual incentive paid in March 2007 based on year 2006 performance.
c) Company contributions to broad-based pension and retirement savings plans and annualised expenses accrued for supplementary executive retirement benefit.
d) Represents annualised value of health and welfare plans, international assignment benefits and other benefits in kind. Contributions to compulsory social security schemes are excluded.
e) Options vest on 5 March 2009.
f) Economic value at grant based on a Black Scholes model, with no discount applied for the vesting period.

Highest total compensation
CEO Gilles Andrier was the Executive Committee member with the highest total compensation in 2007. For compensation details, please refer to the above table as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related parties" section of the Financial Report.

Other compensation, fees and loans to members or former members of the Executive Committee
An amount of CHF 1,560,000 has been accrued for one member of the Executive Committee who stepped down as of 31 December 2007. The amount represents full expense for compensation and supplementary retirement benefits to be paid in the future.

Compensation and supplementary retirement benefits were provided to one member of the Executive Committee who retired on 30 June 2006, for a total 2007 expense of CHF 1,138,521.

No additional compensation or fees were accrued for or paid to any other member or former member of the Executive Committee during the reporting period.

No member or former member of the Executive Committtee had any loan outstanding as of 31 December 2007.

Special compensation of members of the Executive Committee who left the company during the reporting period
No such compensation was incurred during the reporting period.

Compensation of members of the Board

Compensation of Board members consists of Director Fees and Committee fees. These fees are paid shortly after the Annual General Meeting for year in office completed. In addition, each Board member is entitled to participate in the stock option plan of the company. With the exception of the Chairman, each Board member receives an amount for out-of-pocket expenses. This amount is paid for the coming year in office. The options are also granted for the same period.

Compensation of members of the Board

The compensation of the Board of Directors during the year was as follows:

Compensation - 2007	Jürg Witmer Chairman	Andres F. Leuenberger	Dietrich Fuhrmann	André Hoffmann	Peter Kappeler	John Marthinsen	Henner Schierenbeck	Total
Director fees	320,000	80,000	80,000	80,000	80,000	80,000	80,000	800,000
Other cash compensation [a]	120,000							120,000
Committee fees	50,000	30,000	40,000	20,000	30,000	20,000	40,000	230,000
▶ Total cash in CHF	490,000	110,000	120,000	100,000	110,000	100,000	120,000	1,150,000
Number of options granted [b]	26,800	6,700	6,700	6,700	6,700	6,700	6,700	67,000
Value at grant in CHF [c]	380,024	95,006	95,006	95,006	95,006	95,006	95,006	950,060
▶ Total Compensation in CHF	870,024	205,006	215,006	195,006	205,006	195,006	215,006	2,100,060

Payment to Board members for out-of-pocket expenses amounted to CHF 60,000.

a) Represents compensation for additional duties as indicated in the 2006 Annual Report.
b) Options vest on 5 March 2009.
c) Economic value at grant based on a Black Scholes model, with no discount applied for the vesting period.

Compensation of the Board member with the highest compensation

The Board member with the highest compensation in 2007 was Dr Jürg Witmer, Chairman of the Board as of 28 April 2005. For compensation details please refer to the table above as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related parties" section of the 2007 Financial Report.

Other compensation, fees and loans to members or former members of the Board

No additional compensation or fees were paid to any member of the Board. No Board member had any loan outstanding as of 31 December 2007.

Special compensation of members of the Board who left the company during the reporting period

No such compensation was incurred during the reporting period.

Additional Fees and Loans
No additional fees or compensation were paid during the reporting period to any member of the Board. None of them had any loan outstanding as per 31 December 2007.

Ownership of Shares
No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

In total, the Chairman and other non-executive Board members including persons closely connected to them held 137,585 Givaudan shares. For further details, please refer to the table below.

As per 31 December 2007, the CEO and other members of the Executive Committee, including persons closely connected to them, held 20 Givaudan shares. For further details, please refer to the table on page 65.

Ownership of Share Options / Option Rights
Board members and Executive Committee members participate in the Givaudan stock option plan and may receive:

1. Share options (call warrants). These securities are fully tradable after vesting;

or

2. Option rights, in jurisdictions where securities laws prevent the offering of Givaudan securities to employees. Option rights are settled in cash and offer recipients economic benefits identical to share options. These rights are not tradable or transferable after the vesting period.

Details about the Givaudan stock option plan are described in note 8 of the 2007 Financial Report.

The following share options / option rights were granted during the corresponding periods and are still owned by the members of the Board as per 31 December 2007. The company is not aware of any ownership of share options / option rights as per 31 December 2007 by persons closely connected to the Board of Directors.

in number – 2007	Shares	Share-options / Option rights				
		Maturity 2009	Maturity 2010	Maturity 2011	Maturity 2012	Total
Jürg Witmer, Chairman	1,000		33,000	20,100	26,800	79,900
Andres F. Leuenberger	200			6,700	6,700	13,400
Dietrich Fuhrmann	5	6,000	6,000	6,700	6,700	25,400
André Hoffmann	136,170	6,000	6,000	6,700	6,700	25,400
Peter Kappeler	10		1,000	6,700	6,700	14,400
John Marthinsen	100	6,000	6,000	6,700	6,700	25,400
Henner Schierenbeck	100			6,700	6,700	13,400
▶ Total Board of Directors	137,585	18,000	52,000	60,300	67,000	197,300

The following share options / option rights were granted during the corresponding periods and are still owned by the CEO, the other members of the Executive Committee and by persons closely connected to them as per 31 December 2007.

in number – 2007	Shares	Share-options / Option rights				
		Maturity 2009	Maturity 2010	Maturity 2011	Maturity 2012	Total
Gilles Andrier, CEO			44,000	60,000	60,000	164,000
Matthias Währen			35,000	40,000	40,000	115,000
Mauricio Graber			11,500	27,500	40,000	79,000
Michael Carlos		40,000	40,000	40,000	40,000	160,000
Bruce Bachmeier				30,000	30,000	60,000
Adrien Gonckel	20		20,000	30,000	30,000	80,000
▶ Total Executive Committee	20	40,000	150,500	227,500	240,000	658,000

One person closely connected to a member of the Executive Committee owned 5,000 option rights (2,000 maturing in 2011 and 3,000 maturing in 2012) as per 31 December 2007.

The company is not aware of any other ownership of share options, as per 31 December 2007, by persons closely connected to members of the Executive Committee.

GIVAUDAN SECURITIES

Price development of shares since public listing



CHF
1,400
1,200
1,000
800
600
400
200
0
June 8
2000
2001
2002
2003
2004
2005
2006
2007
Givaudan
SMI (rebased)

Givaudan Shares are traded at virt-x, ticker symbol 1064593.



FINANCE

This section contains condensed financial information only. The reader is referred to the separate Financial Report, which contains the full financial statements and disclosures, should additional information be required.

On 2 March 2007 Givaudan closed the acquisition of Quest International. The 2007 consolidated financial statements reflect this transaction as of this date. In order to evaluate the operating performance on a like-for-like basis we have prepared pro forma consolidated financial statements, which reflect the combined activities of Givaudan and Quest International over the periods ending 31 December 2006 and 2007 assuming the acquisition had taken place on 1 January 2006.

Sales

Sales in actual terms reached CHF 4,132 million, increasing 42% in Swiss francs compared to the previous year. On a pro forma basis, sales increased by 2.8% in local currencies as well as in Swiss francs. Excluding the impact of the ongoing streamlining of commodity ingredients in the Flavour division, the sales growth was 4.0% both in local currencies and in Swiss francs.

The Fragrance Division recorded sales in actual terms of CHF 1,899 million, a growth of 55.3% in Swiss francs. On a pro forma basis sales growth reached 3.9%in local currencies and 4.2% in Swiss francs. This above market growth was based on an excellent performance of the Consumer Products business in all regions and strong sales of speciality ingredients. The Fine Fragrance business declined slightly against strong comparables in 2006.

Sales of the Flavour Division in actual terms reached CHF 2,233 million, a growth of 32.4% in Swiss francs. On a pro forma basis, sales increased by 1.8% in local currencies and 1.5% in Swiss francs. The streamlining of commodity ingredients impacted sales by CHF 52 million. Excluding this effect, the underlying pro forma growth was 4.2% in local currencies and 3.9% in Swiss francs.

Operating Performance

In a challenging environment and during a transition year with a strong focus on the seamless integration of the acquired Quest International business, Givaudan delivered a strong operating performance.
The effective execution of the numerous integration projects delivered first savings of CHF 50 million.

The actual gross profit margin declined from 49.4% to 47.0% reflecting the lower profitability of the acquired Quest International business.The pro forma gross profit margin decreased slightly from 47.5% to 47.1%, mainly due to the impact of rising raw material costs, which were partly offset by an improved product mix, targeted price increases, tight cost control and efficiency gains.

The Earnings before Interest (and other financial income), Tax, Depreciation and Amortisation (EBITDA) in actual terms increased from CHF 628 million in 2006 to CHF 680 million in 2007. It is to be noted that the 2007 EBITDA was impacted by CHF 194 million one time integration related cash costs.

The EBITDA on a comparable pro forma basis increased from CHF 838 million to CHF 911 million, resulting in an increase of the EBITDA margin from 19.7% to 20.9%, reflecting the achievement of the first integration savings.

The operating profit in actual terms declined from CHF 514 million to CHF 322 million. Compared to the previous year the operating profit was impacted by one time integration related costs of CHF 208 million (cash costs CHF 194 million, fixed asset impairment CHF 14 million) as well as an additional CHF 206 million costs for the amortisation of intangible assets linked to the Quest International acquisition. The comparable pro forma operating profit improved from CHF 452 million to

CHF 521 million. The margin increased from 10.6% to 11.9%. This reflects the above mentioned achievement of integration synergies.

Financial Performance

In actual terms, financial expenses, net of income, increased by CHF 151 million to CHF 157 million mainly as a result of higher interest and hedging expenses resulting from the financing of the Quest International acquisition. The Group's average expected tax rate increased from 19% to 23% as a result of the Quest International acquisition. The effective tax rate reached 42% compared to 19% in the previous year. Excluding a one time, non cash tax adjustment of CHF 28 million the effective tax rate was 25%.

Net Profit

In actual terms, the net profit declined to CHF 94 million from CHF 412 million in the previous year. The main reasons for the decline are the above mentioned integration related one time costs and the amortisation of intangible assets, as well as the higher financial expenses and the one time tax adjustment impact.

Basic earnings per share consequently declined to CHF 13.26 from CHF 58.62 in the previous year, impacted by integration costs representing CHF 22.43 per share, acquisition related intangible amortisation representing CHF 23.84 per share and non cash tax adjustment representing CHF 3.95 per share.

Cash Flow

Givaudan delivered an operating cash flow of CHF 532 million. This was CHF 83 million above 2006, despite the negative cash effect of the Quest International integration costs.

Total net investments in property, plant and equipment and intangibles of CHF 251 million increased by CHF 109 million compared to 2006, mainly due to some large investment projects such as the new Fragrance Consumer Products sales, creation and development centre and the expansion of fragrance production in the USA, the new flavours distribution centre in Switzerland, first integration related investments as well as higher development costs for the new ERP system.

The operating cash flow after investments reached CHF 281 million.

During 2007 Givaudan returned CHF 134 million in cash to its share holders in the form of a dividend.

Balance Sheet

The Givaudan balance sheet remains solid. At the end of 2007, the leverage ratio, defined as net debt divided by total equity plus debt, reached 43% compared to 21% in 2006. In this calculation the mandatory convertible securities are defined as equity equivalent. The Quest International acquisition was financed through CHF 1,886 million of bank debt, CHF 735 million of mandatory convertible securities and CHF 194 million of available cash.

As a result of the acquisition financing the net debt increased to CHF 2,621 million at the end of 2007 from CHF 740 million in the previous year.

Dividend

The Board of Directors will propose to the Annual General Meeting of March 26, 2008 the payment of an ordinary dividend of CHF 19.50 per share. This represents an increase of 3.7% over 2006.

Integration progress & ERP software implementation

Ten months after the closing of the Quest International acquisition all integration milestones set for 2007 have been fully achieved. Assumptions and key drivers for the acquisition, such as the strong business complementarities, the synergy potential and the opportunities to achieve long-term, sustainable growth and profitability of Givaudan's business have been confirmed. The original synergy target of CHF 150 million has been increased to CHF 200 million. CHF 50 million of savings have been achieved in 2007. Givaudan is well on track to achieve the overall savings target by 2010. The global business transformation project to implement a SAP based system supporting the supply chain, regulatory and finance processes is on time and on budget. The scope of the project has been expanded to include the former Quest International sites. The project has successfully entered the pilot phase and the roll-out is scheduled to begin in the first European sites in the second quarter of 2008.

Consolidated Condensed Balance Sheet at 31 December

in millions of Swiss francs	2007	2006
Current assets	2,242	1,920
Non-current assets	5,656	2,780
▶ Total assets	7,898	4,700
Current liabilities	1,013	619
Non-current liabilities	4,202	1,285
▶ Total liabilities	5,215	1,904
Share capital	73	72
Retained earnings, reserves and other equity components	2,603	2,721
Minority interest	7	3
▶ Equity	2,683	2,796
▶ Total liabilities and equity	7,898	4,700

Consolidated Condensed Cash Flow Statement for the Year ended 31 December

in millions of Swiss francs	2007	2006
▶ Cash flows from (for) operating activities	532	449
▶ Cash flows from (for) financing activities	2,349	(191)
▶ Cash flows from (for) investing activities	(2,972)	(122)
Net effect of currency translation on cash and cash equivalents	26	(1)
Increase (decrease) in cash and cash equivalents	(65)	135
Cash and cash equivalents at the beginning of the period	424	289
▶ Cash and cash equivalents at the end of the period	359	424

GIVAUDAN WORLDWIDE

Country	Address	Legal Entity name	Fragrances	Flavours	Financing/ Services	Sales	Creation/ Application	Production
Argentina	San Lorenzo 4759, Esquina Ave Mitre, 1605 Munro, Prov. Buenos Aires	Givaudan Argentina SA		■		■	■	■
	Ruta 9 Panamericana, Km 36 Partido Malvinas Argentinas, Buenos Aires	Givaudan Argentina SA	■			■	■	■
Australia	12 Britton Street,Smithfield 2164, Sydney NSW	Quest International Australia Pty Ltd		■			■	■
	14 Woodruff Street, Port Melbourne 3217, Melbourne Victoria	Quest International Australia Pty Ltd		■		■		
	Unit 36 – 5 Inglewood Place, Baulkham Hills 2153, Sydney NSW	Givaudan Australia Pty Ltd		■		■	■	
	9 Carolyn Street, Silverwater 2128, Sydney NSW	Givaudan Australia Pty Ltd	■	■		■		■
Austria	Twin Tower Vienna, Wienerbergstrasse 11, 1810 Vienna	Givaudan Austria GmbH		■		■		
Bermuda	Hamilton	Givaudan International Ltd			■			
		FF Holdings (Bermuda) Ltd			■			
		FF Insurance Ltd			■			
Brazil	Rua José Capovilla 165, Distrito Industrial, Vinhedo, SP	Givaudan do Brasil Indústria e Comércio de Aromas e Fragrâncias Ltda	■	■		■	■	■
	Avenida Engenheiro Billings 2185, Jaguaré, São Paulo, SP	Givaudan do Brasil Ltda	■	■		■	■	■
Canada	2400 Matheson Blvd., East Mississauga, Ontario L4W 5G9	Givaudan Canada Co.		■		■		
Chile	Avda Del Parque 869, Ciudad Empresarial, Huechuraba	Givaudan Chile Ltda		■		■	■	
China	668 Jing Ye Road, Jin Qiao Export Area, Pu Dong New Area, Shanghai 201201	Givaudan Flavors (Shanghai) Ltd		■		■	■	■
	Unit 1201-1204, Tower A, Beijing Kelun, Building 12A, Guanghua Road, Chaoyang District, Beijing 100020	Givaudan Flavors (Shanghai) Ltd Beijing branch	■	■		■		
	17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060	Givaudan Flavors (Shanghai) Ltd Guangzhou branch	■	■		■		
	298 Li Shi Zhen Road, Zhangjiang High-Tech Park, Pudong New Area, Shanghai 201203	Shanghai Givaudan Ltd	■			■	■	■
	Unit 1201-1204, Tower A, Beijing Kelun, Building 12A, Guanghua Road, Chaoyang District, Beijing 100020	Shanghai Givaudan Ltd Beijing Branch	■	■		■		
	17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060	Shanghai Givaudan Ltd Guangzhou Branch	■	■		■		
	210 Jiang Tian East Road, Songjiang Development Zone, Shanghai	Quest International (Shanghai) Co. Ltd.	■	■				■
Colombia	Carrera 99 No. 25 G – 40, 151196 Bogotá DC	Givaudan Colombia SA	■	■		■	■	
Czech Republic (and Slovakia)	Klimentska 10, 110 00 Praha	Givaudan CR, s.r.o.		■		■		
Denmark	Gøngehusvej 280, 2970 Hørsholm	Givaudan Scandinavia A/S		■		■		
Ecuador	Kennedy Norte, Avenida Francisco de Orellana, Edificio World Trade Center, Torre B Piso 6, Oficina No. 605, Guayaquil	Givaudan Ecuador SA		■		■	■	
Egypt	Piece 37 Zone 3, 6th of October City	Givaudan Egypt SAE		■		■	■	■

Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing/ Services	Sales	Creation/ Application	Production
Finland (Estonia, Lithuania, Latvia)	Kauppakartanonkatu 7 A 44, 00930 Helsinki	Givaudan Suisse SA Branch in Finland		■		■		
France	46, avenue Kleber, 75116 Paris	Givaudan France Fragrances SAS	■			■	■	
	55, Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Fragrances SAS	■			■	■	■
	19-23, Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Fragrances SAS	■					
	62, rue Paul Cazeneuve, 69355 Lyon	Givaudan France Fragrances SAS	■					■
	55, Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Arômes SAS		■		■	■	
Germany	Giselherstrasse 11, 44319 Dortmund	Givaudan Deutschland GmbH		■		■	■	■
	Lehmweg 17, 20251 Hamburg	Givaudan Deutschland GmbH	■			■		
Hongkong	17A, Lippo Leighton Tower 103-109, Leighton Road, Causeway Bay, Hong Kong	Givaudan Hong Kong Ltd	■	■		■		
Hungary	Frankel Leo u. 20, 1027, Budapest	Givaudan Schweiz AG Hungary Commercial Representative Office		■		■		
India	Plot No.30, Survey No.168, Dabhel Industrial Estate, Daman 396210	Givaudan Flavours (India) Pvt Ltd	■	■				■
	401 Akruti Centre Point, 4th Floor MIDC-Central Road, MIDC, Andheri East Mumbai 400 093	Givaudan Flavours (India) Pvt Ltd.	■	■		■	■	
	Plot No.26, 2nd Cross, Jigani Industrial Area, Anekal Taluk, Jigani 562 106, Karnataka	Vinarom Pvt Ltd	■	■			■	■
	13th Floor, Prestige Meridian 1, 29 M. G. Road, Bangalore 560 001	Givaudan (India) Pvt Ltd	■	■				
	Bonanza 'A' Wing, 402-412 Sahar Plaza Complex, J.B.Nagar M. V. Road, Andheri East Mumbai 400 059	Givaudan (India) Pvt Ltd	■	■		■	■	
	Block B – Vatika Atrium, Golf Course Road, Sector – 53, Gurgaon (NCR)	Givaudan (India) Pvt Ltd	■	■		■		
Indonesia	Jl. Raya Bogor Km 35, Cimanggis 16951	PT Quest International Indonesia	■	■				■
	Graha BIP, 2nd Fl. Jl. Gatot Subroto Kav 23, Jakarta	PT Quest International Indonesia		■		■	■	
	S. Widjojo, 6th Fl. Jl. Jend. Sudirman 71, Jakarta	PT Givaudan Indonesia	■			■		
Italy	Via XI Febbraio 99, 20090 Vimodrone (MI)	Givaudan Italia SpA	■	■		■		
Japan	3014-1 Shinohara-cho, Kohoku-ku, Yokohama-shi, Kanagawa 222-0026	Givaudan Japan KK	■			■	■	
	3056 Kuno, Fukuroi-shi, Shizuoka 437-0061	Givaudan Japan KK		■				■
	3-23 Shimomeguro 2-chome, Meguro-ku, Tokyo 153-0064	Givaudan Japan KK		■		■	■	
Malaysia	A-901 Menara 1, Kelana Brem Towers Jalan SS 7/15 (Jalan Stadium) 47301 Petaling Jaya, Selangor Darul Ehsan	Givaudan Malaysia Sdn Bhd	■	■		■		
Mexico	Camino a Quintanares Km. 1.5 Pedro Escobedo, Queretaro 76700	Quest International de México SA de CV	■			■		■
	Camino a Quintanares Km. 1.5 Pedro Escobedo, Queretaro 76700	Quest International de México SA de CV		■				■
	Av.Paseo de la Reforma #2620, piso 12 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F.	Givaudan de México SA de CV		■		■		

\- Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing/ Services	Sales	Creation/ Application	Production
Mexico	Av.Paseo de la Reforma #2620, piso 9 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F.	Givaudan de México SA de CV	■			■	■	
	Av. Eje Norte-Sur No. 11 Civac, 62500 Jiutepec, Morelos	Givaudan de México SA de CV		■		■	■	■
Netherlands	Huizerstraatweg 28, 1411 GP Naarden	Quest International Nederland BV	■	■		■	■	■
	Huizerstraatweg 28, 1411 GP Naarden	Quest International Services BV			■			
	Nijverheidsweg 60, P.O Box 414, 3770 AK, Barneveld	Givaudan Nederland BV		■			■	■
	Nijverheidsweg 60, P.O Box 414, 3770 AK, Barneveld	Givaudan Nederland Finance BV			■			
New Zealand	2 Birmingham Road, East Tamaki, Auckland	Givaudan NZ Ltd		■		■	■	
Peru	Av. Victor Andrés Belaúnde 147 Centro Empresarial Real, Torre Real 6. Of. 203, San Isidro, Lima 27	Givaudan Peru SAC	■	■		■	■	
Philippines	37/F Robinson Equitable Tower ADB Avenue, Corner Porverda St. Ortigas Center, Pasig City 1605, Manila	Givaudan Singapore Pte Ltd Philippines Regional Headquarters	■			■		
	37/F Robinson Equitable Tower ADB Avenue, Corner Porverda St. Ortigas Center, Pasig City 1605, Manila	Givaudan Singapore Pte Ltd Philippines Regional Headquarters		■		■		
Poland	ul. Podchorazych 83, 00-722 Warszawa	Givaudan Polska Sp. z o.o.	■	■		■		
Russia	Riverside Towers Business Centre, Kosmodamianskaya nab., 52/1, Floor 8, 115054, Moscow	Givaudan Schweiz AG Representative Office in Moscow	■	■		■	■	
Singapore	1 Woodlands Avenue 8, Singapore 738972	Givaudan Singapore Pte Ltd	■	■		■	■	■
South Africa	9-11 Brunel Road, Tulisa Park, 2197 Johannesburg	Givaudan South Africa (Pty) Ltd		■		■	■	■
	51A Galaxy Avenue, Linbro Business Park, Frankenwald, Sandton 2065	Givaudan South Africa (Pty) Ltd	■			■	■	
South Korea	31F, The MMAA Bldg. 467-12 Dogok-Dong, Gangnam-Gu, Seoul 135-270	Givaudan Korea Ltd	■	■		■		
Spain	Pla d'en Batlle s/n, 08470 Sant Celoni, Barcelona	Givaudan Ibérica, SA	■	■		■	■	■
	Colquide 6, Edificio Prisma I 2a Planta, 28230 Las Rozas, Madrid	Givaudan Ibérica, SA		■		■		
	Edificio Géminis, Bloque B 1° 2a, Parque de Negocios Mas Blau, 08820 El Prat de Llobregat, Barcelona	Givaudan Ibérica, SA	■			■		
Sweden	Glimmervägen 6, 224 78 Lund	Givaudan North Europe AB		■		■	■	
Switzerland	*Corporate Headquarters* 5, Chemin de la Parfumerie, 1214 Vernier	Givaudan SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan International SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan Finance SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan Suisse SA	■					■
	Uberlandstrasse 138, 8600 Dübendorf	Givaudan Schweiz AG		■		■	■	■
	Uberlandstrasse 138, 8600 Dübendorf	Givaudan Schweiz AG	■					
	8310 Kemptthal	Givaudan Schweiz AG		■		■	■	■

Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing/ Services	Sales	Creation/ Application	Production
Taiwan	7/F N° 303, Sec.4, Hsin Yi Road, Tapei	Givaudan Singapore Pte Ltd Taiwan Branch Office	■	■		■		
Thailand	93/1 GPF Witthayu Building, 8th Fl Tower B, Wireless Road, Lumpini, Pathumwan, Bangkok 10330	Givaudan (Thailand) Ltd	■	■		■		
	719 KPN Tower, 16 & 25 Floor, Rama 9 Road, Bangkapi,Huaykwang Bangkok 10310	Givaudan (Thailand) Ltd	■	■		■		
Turkey	Park Maya Blokari Barclay 19 A daire 3-6-7 Akatlar, Istanbul	Givaudan Aroma ve Esans Sanayi ve Ticaret Ltd. Sti.	■	■		■		
UAE	Gulf Tower, 901-902, P.O Box 33170, Dubai	Givaudan Suisse SA Representative Office in Dubai	■	■		■	■	
UK	Magna House, 76-80 Church Street, Staines, Middx. TW18 4XR	Givaudan UK Ltd	■			■		
	Chippenham Drive, Kingston, Milton Keynes MK10 0AE	Givaudan UK Ltd		■		■	■	
	Kennington Road, Ashford, Kent TN24 0LT	Givaudan UK Ltd	■			■	■	■
	Bromborough Port, Wirral, Merseyside L62 4SU	Givaudan UK Ltd		■		■	■	■
Ukraine	Pimonenko Str. 13, 6B/18, Kiev 04050	Givaudan Suisse SA Representative Office in Ukraine		■		■		
US	10 Painters Mill Drive, Owings Mills, MD 21117	Givaudan Flavors Corporation		■				■
	880 West Thorndale Avenue, Itasca, IL 60143	Givaudan Flavors Corporation		■				■
	5115 Sedge Boulevard, Hoffman Estates, IL 60192	Givaudan Flavors Corporation		■		■	■	
	110 East 69th Street, Cincinnati, OH 45216	Givaudan Flavors Corporation		■				■
	1199 Edison Drive 1-2, Cincinnati, OH 45216	Givaudan Flavors Corporation		■		■	■	
	Merry Lane, East Hanover, NJ 07936	Givaudan Flavors Corporation		■		■	■	■
	9500 Sam Neace Drive, Florence, KY 41042	Givaudan Flavors Corporation		■				■
	4705 U.S Highway, 92 East Lakeland, FL 33801-3255	Givaudan Flavors Corporation		■		■		■
	1775 Windsor Road, Teaneck, NJ 07666	Givaudan Fragrances Corporation	■			■	■	
	International Trade Center, 300 Waterloo Valley Road, Mount Olive, NJ 07828	Givaudan Fragrances Corporation	■					■
	40 West 57th St. 11th floor, New York, NY 10019	Givaudan Fragrances Corporation	■			■	■	
	1702 Eska Way, Silverton, OR 97381	Pacific Pure-Aid Company		■		■	■	■
Venezuela	Calle Veracruz con calle Cali, Torre ABA, Piso 8, Ofic 8A, Las Mercedes, CP 1080 Caracas	Givaudan Venezuela SA	■	■		■	■	
Vietnam	Giay Viet Plaza 5th Fl., 180-182 Ly Chinh Thang Street District 3, Ho Chi Minh City	Givaudan Singapore Pte Ltd Vietnam Representative Office	■	■		■		

Application only

CONTACT

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

General information:
T + 41 22 780 91 11
F + 41 22 780 91 50

Media and investor relations:
T + 41 22 780 90 53
F + 41 22 780 90 90

Share registry:
SAG SEGA Aktienregister AG
Postfach
CH-4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

CREDITS

Photos
Duda Foto Brasil

Loris von Siebenthal,
My Image

Getty

Jeff Kauck Photography

Scott Karcich

Andrew Halsall

Design and Typesetting
Work in Progress, Paris, France
Latitudesign, Nyon / Vaud, Switzerland

Photolithography
Scan Graphic SA
Nyon / Vaud, Switzerland

Printing
Courvoisier-Attinger
Bienne / Bern, Switzerland

The Givaudan Annual Report is published in English, German and French
The Givaudan Financial Report is published in English
All trademarks mentioned enjoy legal protection
Printed in Switzerland

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland

T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com

File N°. 1263-2B-82-5087

REGISTRE DU COMMERCE DE GENÈVE

Extrait avec éventuelles radiations

RECEIVED
2008 MAR -7 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
N° féd. CH-660-0028929-4

Givaudan SA

inscrite le 05 août 1929
Société anonyme

Réf.	Raison Sociale
1	~~Givaudan Roure (International) SA~~
11	~~Givaudan Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

	Siège
1	Vernier

	Adresse
1	chemin de la Parfumerie 5

Dates des Statuts

1	27.02.1992	27	16.04.2004
4	18.05.1994 (nouv. stat.)	31	27.04.2005
11	10.09.1997	32	07.04.2006
16	04.04.2000 (nouv. stat.)	34	07.04.2006
17	09.05.2000 10.05.2000	36	16.02.2007
21	02.05.2002	37	30.03.2007
24	11.04.2003	38	31.01.2008

But, Observations

1 But:
~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~

1 Administration:
un ou plusieurs membres.

4 But:
~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~

16 But:
fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Organe de publication

1 FOSC
4 ~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~

Réf.	Organe de publication
16	Communication aux actionnaires: lettre

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	CHF 6'000'000	CHF 6'000'000	6'000 actions de CHF 1'000, au porteur.
16	CHF 6'000'000	CHF 6'000'000	600'000 actions de CHF 10, nominatives
17	CHF 86'256'270	CHF 86'256'270	8'625'627 actions de CHF 10, nominatives
21	CHF 87'256'270	CHF 87'256'270	8'725'627 actions de CHF 10, nominatives
24	CHF 80'000'000	CHF 80'000'000	8'000'000 actions de CHF 10, nominatives
27	CHF 78'000'000	CHF 78'000'000	7'800'000 actions de CHF 10, nominatives
31	CHF 74'000'000	CHF 74'000'000	7'400'000 actions de CHF 10, nominatives
34	CHF 72'000'000	CHF 72'000'000	7'200'000 actions de CHF 10, nominatives
36	CHF 72'321'600	CHF 72'321'600	7'232'160 actions de CHF 10, nominatives
38	CHF 72'703'400	CHF 72'703'400	7'270'340 actions de CHF 10, nominatives (augmentation conditionnelle)

Apports en nature, reprises de biens, avantages particuliers

Apport en nature et reprise de biens:
selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	Barrelet Charles E., de Boveresse, à Céligny	adm. président	signature collective à 2
1		m 13	Amic Jean F., de France, à Paris, F	adm. délégué directeur général	signature collective à 2
1		5	Froidevaux Jean Claude, de Muriaux, à Satigny	adm. délégué directeur général adjoint	signature collective à 2
1		15	Gerber Fritz, de Röthenbach im Emmental, à Arlesheim	adm.	signature collective à 2
1		10	Höchli Oskar, de Klingnau, à Riehen	adm.	signature collective à 2
1		m 6	Leuenberger Andres F., de Melchnau, à Riehen	adm.	signature collective à 2
1		2	"Price Waterhouse SA", succursale à Genève	organe de révision	
1		12	Abderhalden Hans, de Mogelsberg, à Jona	directeur	signature collective à 2
1		10	Muller Peter M., de Winterthour, à Therwil	directeur	signature collective à 2
1		9	Thalmann Jean Nicolas, de Fribourg, à Confignon	directeur	signature collective à 2
1		3	Margot Charles-André, de Sainte Croix, à Genève	directeur adjoint	signature collective à 2
1		m 18	de Rougemont C. Pascal, de Neuchâtel, à Genève	sous-directeur	signature collective à 2
1		6	Duffey Michel, de Hauteville, à Chéserex	sous-directeur	signature collective à 2
1		10	Gay Paul Michel, de France, à Gex, F	sous-directeur	signature collective à 2
1		m 19	Gonckel Adrien, de France, à Gex, F	sous-directeur	signature collective à 2
1		3	Gounod Charles Emmanuel, de France, à Divonne-les-Bains, F	sous-directeur	signature collective à 2
1		m 19	Petitpierre Vincent, de Couvet, à Lausanne	sous-directeur	signature collective à 2
1		20	Avettand-Fenoel François, de France, à Genève		procuration collective à 2
1		6	Bozzato Giuliano, d'Italie, à Gy		procuration collective à 2
1		6	Dowse David, des USA, à Genève		procuration collective à 2
1		6	Dubuis Jean-Claude, de Corbeyrier, à Borex		procuration collective à 2

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	~~**Oberhänsli** Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~**Pittet** Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~**Sager** Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~
2		16	~~**"Revisuisse Price Waterhouse SA"** , succursale de Genève~~	~~organe de révision~~	
3		m 6	~~**Andersen** Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~**Vock** Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~
	6	m 15	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~**Andresen** Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~
6		m 8	~~**Kälin** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
7		10	~~**De Falcis** Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~**Ruether** Franz Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~**Zellweger** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~**Pieren** Laurent, d'Adelboden, à Nyon~~	~~sous directeur~~	~~signature collective à 2~~
	13	m 18	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. vice président~~	~~signature collective à 2~~
		m 19	~~**Garavagno** Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~**Mussche** Marie Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15		29	~~**Meier** Henri B., de Buttisholz, à Bâle~~	~~adm. président~~	~~signature collective à 2~~
15			**Hoffmann** André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			**Marthinsen** John, des USA, à Boston, USA	adm.	signature collective à 2
15			**Schierenbeck** Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15		m 29	~~**Witmer** Jürg, de Langendorf, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
16			**"PricewaterhouseCoopers SA"** , succursale de Genève	organe de révision	
	18		**Leuenberger** Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~**Amic** Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		**de Rougemont** C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
			Bachmeier Bruce, des USA, à Genève		signature collective à 2
		22	~~**Büttler** Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		**Garavagno** Roberto, de Genève, à Genève		signature collective à 2
	19		**Gonckel** Adrien, de France, à Gex, F		signature collective à 2
19			**Louis** Vincent, de Gléresse, à Genève		signature collective à 2
	19		**Petitpierre** Vincent, de Couvet, à Lausanne		signature collective à 2
	19	m 35	~~**Pieren** Laurent, d'Adelboden, à Nyon~~		~~signature collective à 2~~
19			**Stalder** Marco, de Marbach, à Zollikon		signature collective à 2
19		33	~~**Vock** Othmar, de Zurich, à Itingen~~		~~signature collective à 2~~
19			**Wirtz** Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			**Wullschleger** Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		**Zellweger** Rita, de Zurich, à Genève		signature collective à 2
19			**Zilliox** Marie-Jean, de France, à Ornex, F		signature collective à 2
20		33	~~**Frater** Georg, de Greifensee, à Winterthur~~		~~procuration collective à 2~~
20			**Sievert** Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20		33	~~**Simmons** John, de Grande-Bretagne, à Zurich~~		~~procuration collective à 2~~
23		26	~~**Bonjour** Michel, de Lignières, à La Tour-de-Peilz~~	~~adm.~~	~~signature collective à 2~~

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Si
23			**Siggen** Christian, de Chalais, à Saint-Prex		signature collective à 2
25			**Kopf** Martin, de Küttigen, à Founex		signature collective à 2
25			**McStea** John Anthony, de Grande-Bretagne, à Hölfstein		signature collective à 2
26			**Fuhrmann** Dietrich, d'Allemagne, à Saint-Sulpice (NE)	adm.	signature collective à 2
28			**Waehren** Matthias, de Seedorf (BE), à Biel-Benken		signature collective à 2
28			**Gautschi** Markus, de Gontenschwil, à Zeiningen		procuration collective à 2
28			**Waeber** Virginie, de Schmitten (FR), à Borex		procuration collective à 2
	29		**Witmer** Jürg, de Langendorf, à Arlesheim	adm. président	signature collective à 2
29			**Kappeler** Peter, de Wattenwil, à Soleure	adm.	signature collective à 2
30			**Andrier** Gilles, de France, à Paris, F	directeur	signature collective à 2
	35		**Pieren** Laurent, d'Adelboden, à Divonne-les-Bains, F		signature collective à 2
35			**Klemm** Gabi, d'Allemagne, à Wetzikon		procuration collective à 2

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	Date	Date	Page/Id
0		report		
2	8306	20.08.1993	06.09.1993	4684
4	5370	06.06.1994	21.06.1994	3468
6	8705	16.09.1994	03.10.1994	5457
8	1032	29.01.1997	12.02.1997	953
10	4931	22.05.1997	06.06.1997	3873
12	9653	27.08.1998	03.09.1998	6100
14	2283	23.02.2000	29.02.2000	1390
16	4906	02.05.2000	08.05.2000	3085
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6/0713158
24	7269	27.06.2003	03.07.2003	9
26	4810	20.04.2004	26.04.2004	6/2232164
[illegible]	2905	04.03.2005	10.03.2005	7/2740368
30	6920	07.06.2005	13.06.2005	7
32	5117	12.04.2006	20.04.2006	8/3341290
34	8366	29.06.2006	05.07.2006	10/3449158
36	2529	21.02.2007	27.02.2007	8/3798348
38	2121	12.02.2008		

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	Date	Date	Page/Id
1	4945	25.05.1993	14.06.1993	3083
3	3176	23.03.1994	06.04.1994	1834
5	6880	19.07.1994	03.08.1994	4343
7	4094	19.04.1995	01.05.1995	2394
9	4846	20.05.1997	04.06.1997	3801
11	10603	06.10.1997	21.10.1997	7671
13	3541	30.03.1999	07.04.1999	2233
15	4761	26.04.2000	02.05.2000	2932
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8/0863114
25	1106	26.01.2004	02.02.2004	8/2098072
27	7941	05.07.2004	12.07.2004	9/2355210
29	5541	06.05.2005	12.05.2005	3/2833954
31	8749	14.07.2005	20.07.2005	6/29426[illegible]
33	7652	14.06.2006	20.06.2006	7/3425576
35	1904	07.02.2007	13.02.2007	8/3772396
37	4773	04.04.2007	12.04.2007	8/3881262

Inscription non encore publiée mais approuvée par l'office fédéral du registre du commerce (art. 115, al. 2 ORC)

Genève, le 13 février 2008

Fin de l'extrait

Seul un extrait certifié conforme, signé et muni du sceau du registre, a une valeur légale.

END